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SUPPL

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

May 14, 2010

DELIVERED BY COURIER




10015799

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith copies of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound pages.

We ask that you kindly confirm receipt of these documents by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP



for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.



SCHEDULE

Press Releases

1. May 12, 2010 – Report of Voting Results.
2. May 11, 2010 – News Release, English.
3. May 11, 2010 – MD&A, English.
4. May 11, 2010 – 52-109F2 - Certification of Interim Filings – CEO, English.
5. May 11, 2010 – 52-109F2 - Certification of Interim Filings – CFO, English.
6. May 11, 2010 - Interim Financial Statements, English.
7. May 11, 2010 – Other.
8. May 5, 2010 – News Release, English.

News release via Canada NewsWire, Calgary 403-269-7605


SEC MAIL
RECEIVED
MAY 24 2010
WASH. D.C.
PROCESSING
SECTION
193

Attention Business/Financial Editors:
Calfrac Announces First Quarter Results

CALGARY, May 5 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) announces its financial and operating results for the three months ended March 31, 2010.

HIGHLIGHTS

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	Three Months Ended March 31,		
	2010	2009	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)
Financial			
Revenue	227,123	180,388	26
Operating income(1)	38,908	27,427	42
Net income	13,636	5,528	147
Per share - basic	0.32	0.15	113
Per share - diluted	0.31	0.15	107
Funds provided by operations(2)	36,512	22,713	61
Per share - basic	0.85	0.60	42
Per share - diluted	0.84	0.60	40
EBITDA(3)	40,867	25,945	58
Per share - basic	0.95	0.69	38
Per share - diluted	0.94	0.69	36
Working capital (end of period)	157,688	129,532	22
Shareholders' equity (end of period)	474,718	402,537	18
Weighted average common shares outstanding (No.)			
Basic	42,988	37,742	14
Diluted	43,508	37,742	15
Operating (end of period)			
Pumping horsepower (000s)	465	303	53
Coiled tubing units (No.)	28	18	56
Cementing units (No.)	21	20	5

(1) Operating income is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Funds provided by operations is defined as cash provided by operating activities before net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes this measure to assess the Company's ability to finance operating activities and capital

expenditures. Funds provided by operations is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

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PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three months ended March 31, 2010 and discuss our prospects for the remainder of 2010. During the first quarter, our Company:

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- achieved record revenue for Calfrac resulting from high levels of fracturing and coiled tubing activity within the unconventional natural gas and oil plays of western Canada;
- experienced strong levels of fracturing and cementing activity in Arkansas and the Rocky Mountain region of the United States;
- completed the first full quarter of operations since the acquisition of Century Oilfield Services Inc. ("Century") in November 2009; and
- signed eight annual contracts in Russia with two of that country's largest oil and natural gas companies.

Financial Highlights

For the three months ended March 31, 2010, the Company recorded:

- revenue of $227.1 million versus $180.4 million in the first quarter of 2009 led by higher year-over-year activity in Canada;
- operating income of $38.9 million versus $27.4 million in the comparable period in 2009 resulting from strong financial performance in Canada;
- net income of $13.6 million or $0.32 per share compared to $5.5 million or $0.15 per share in the comparable 2009 period; and
- working capital of $157.7 million, an increase of 23 percent from the end of 2009.

Operational Highlights

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Canada

The Company experienced strong demand for its fracturing and coiled tubing services throughout the Western Canada Sedimentary Basin during the first quarter of 2010. Activity continued to be concentrated in the unconventional natural gas resource plays of northern Alberta and northeast British Columbia as well as growing unconventional oil plays such as the Cardium, Viking, Lower Shaunavon and Bakken plays. The Company is very encouraged by the positive momentum generated in the first quarter focused on the light oil plays in western Canada. Calfrac anticipates that activity will continue to build throughout 2010 and beyond. The first quarter of 2010 marked the first full quarter of operations since the acquisition of Century in November 2009. The operational capacity of approximately 70,000 hydraulic horsepower and 10 coiled tubing units, high-quality modern equipment and experienced workforce acquired from Century were integral to achieving record

levels of quarterly revenue. The Company's strong safety record in Canada also continued to improve. As the demand for pressure pumping services in Canada increased significantly from the fourth quarter of 2009, pricing and operating margins in this market also strengthened during the first quarter.

United States

Fracturing activity levels in the Rocky Mountain region were higher than expected during the first quarter due to increased pipeline capacity alleviating previous natural gas takeaway issues. In the Fayetteville basin of Arkansas, fracturing and cementing activities remained strong, but were impacted slightly by unseasonably cold weather in January and February, which hampered operations. As a result of the operating flexibility arising from the acquisition of fracturing assets from Pure Energy Services Ltd. ("Pure"), Calfrac entered the Marcellus play in Pennsylvania in October 2009 with the transfer of a large fracturing fleet from the Company's Grand Junction district. Calfrac's operations remain in the start-up phase in this market with drilling activity beginning to increase and the Company expects higher well completion activities and improved financial performance throughout 2010. As compared to the first quarter of 2009, the financial results for this segment were impacted by the 16 percent depreciation in the value of the United States dollar as compared to the Canadian dollar. Towards the end of the first quarter, the Company began to experience improved pricing levels, the full impact of which is anticipated to be realized during the remainder of 2010 leading to improved financial performance.

Russia

During the first quarter, the Company signed eight annual contracts with two of Russia's largest oil and natural gas companies. In order to meet these contractual commitments, Calfrac deployed an additional fracturing spread and coiled tubing unit into Western Siberia in January 2010. Fracturing and coiled tubing operations during the quarter were significantly impacted by long periods of cold winter weather in January, which continued into early February. The Company's reported financial results were also impacted by a 5 percent decline in the value of the Russian rouble from the first quarter of 2009. However, Calfrac expects higher levels of equipment utilization and stronger financial results throughout the remainder of the year as a result of its contracts and broader operating scale.

Mexico

In Mexico, Pemex continued to focus its drilling and completion activities during the first quarter on the Chicontepec field where Calfrac currently operates two fracturing spreads and five cementing units. The Company expects that oilfield service activity in this region during the remainder of 2010 will be focused primarily on completion activities which should result in high utilization for Calfrac's fleet in Mexico. Fracturing activity in the Burgos natural gas field of northern Mexico, however, was lower than anticipated and the Company expects that activity will not improve in a meaningful way in 2010.

Argentina

During the first quarter, activity in the Company's cementing operations in Argentina was relatively strong and continued to generate favourable operating results. Calfrac continues to develop new market opportunities as the Argentine business environment evolves.

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Outlook and Business Prospects

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The recent improvement in the global economy facilitated higher drilling and completion activity in Canada and the United States during the first quarter of 2010. Exploration and development activity in these regions remains focused on horizontal wells incorporating multi-stage fracturing technology and coiled tubing completions in unconventional oil and natural gas resource plays. This industry trend is expected to result in an increase in overall utilization levels for the pressure pumping service industry during 2010.

In Canada, the Company expects fracturing and coiled tubing activity in the Horn River shale gas play of northeast British Columbia to recommence late in the second quarter with a majority of the activity occurring in the third quarter. Calfrac is currently augmenting its infrastructure in Dawson Creek and Fort Nelson to enhance the operating efficiency and effectiveness of its fracturing and coiled tubing operations. Overall, the energy sector's ongoing focus on unconventional natural gas and oil plays is anticipated to result in high levels of pressure pumping equipment utilization in Canada throughout the remainder of the year and continue to drive the financial performance of Calfrac's Canadian operations. The renewed focus on exploiting light oil basins with new technologies is particularly encouraging. Activity in the Cardium, Viking and Bakken oil plays is expected to continue to be very robust. This industry trend has led to significantly greater commodity-based diversification for the Company's Canadian operations.

In the Fayetteville shale play of Arkansas, fracturing and cementing activity is expected to remain strong during 2010 due to high overall demand for pressure pumping services. As a result of increased pipeline infrastructure, which alleviated most of the takeaway issues in the Rocky Mountain region of Colorado, fracturing activity levels in this region are expected to continue the positive momentum throughout the remainder of the year. Calfrac diversified its operations in the United States by commencing fracturing operations in the Marcellus shale play of Pennsylvania during the fourth quarter of 2009. The Company expects that drilling and completion activity in this new play will increase significantly as the year progresses and lead to improved financial results in this market. Pricing levels in the U.S. market have recently begun to improve which is anticipated to drive improved financial results during the remainder of the year.

Calfrac signed eight annual contracts with two of Russia's largest oil and natural gas companies during the first quarter of 2010 and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet, broader customer base and fewer anticipated weather-related issues as spring arrives, the Company expects improved financial performance in this region during the remainder of 2010.

Fracturing activity levels in the Chicontepec oil and natural gas field of central Mexico are anticipated to remain strong throughout 2010. However, the Company's fracturing operations in the Burgos natural gas field of northern Mexico are anticipated to decline slightly as Pemex focuses on the development of its onshore oil-producing areas such as the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units and acidizing equipment is expected to be relatively strong during the remainder of the year. Calfrac's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Overall, demand for North American pressure pumping services in the short term is expected to continue to grow from 2009 levels and the long-term outlook for the pressure pumping industry remains positive due primarily to the diversity, magnitude and continued anticipated growth of unconventional natural gas and oil plays. The Company believes that unconventional natural gas plays will remain economic at relatively low commodity prices. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its business strategy by capitalizing on future growth opportunities while using a conservative financial approach in order to maintain a strong balance sheet and overall financial flexibility.

I am pleased to announce that our Board of Directors has approved a $44 million increase to the Company's 2010 capital budget for a revised total of $116 million, including carryforward capital. The majority of this new capital

will be focused on the addition of 60,000 hydraulic horsepower to Calfrac's North American fracturing equipment fleet and will increase the Company's total pumping capacity to 530,000 horsepower upon completion of this program. Delivery of these pumping units is anticipated to take place evenly throughout the next year and the final decision regarding deployment will be determined as market opportunities evolve. In addition, this revision to the capital budget includes the equipment related to the deployment of a fifth fracturing spread for the Russian market. It is expected that approximately $16 million of this capital program will be expended in the first half of 2011.

Martin Lambert, a founding director of Calfrac Well Services Ltd., will not be standing for re-election at the Annual General Meeting. We thank Martin for his many outstanding contributions to the growth of Calfrac over the last six years and wish him the best of luck in his future endeavours.

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On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

May 5, 2010

First Quarter 2010 Overview

In the first quarter of 2010, the Company:

- achieved record quarterly revenue of $227.1 million, an increase of 26 percent from the first quarter of 2009 driven primarily by strong growth in Calfrac's Canadian operations and the contribution from the acquisition of Century in November 2009;
- reported operating income of $38.9 million versus $27.4 million in the same quarter of 2009, an increase of 42 percent, that was mainly the result of high levels of fracturing and coiled tubing activity in the unconventional natural gas and oil plays of western Canada;
- reported net income of $13.6 million or $0.32 per share compared to net income of $5.5 million or $0.15 per share in the first quarter of 2009;
- generated funds provided by operations of $36.5 million or $0.85 per share versus $22.7 million or $0.60 per share in the first quarter of 2009;
- completed the first full quarter of operations since the acquisition of Century in November 2009;
- signed eight annual contracts in Russia with two of that country's largest oil and natural gas companies; and
- increased its period-end working capital by 23 percent over December 31, 2009 to $157.7 million at March 31, 2010.

Financial Overview - Three Months Ended March 31, 2010 Versus 2009

Canada

Three Months Ended March 31,	2010	2009	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	133,631	85,074	57
Expenses			
Operating	89,944	73,017	23
Selling, general and administrative (SG&A)	4,262	2,720	57

	94,206	75,737	24
Operating income(1)	39,425	9,337	322
Operating income (%)	29.5%	11.0%	168
Fracturing revenue per job ($)	120,735	83,859	44
Number of fracturing jobs	1,021	865	18
Coiled tubing revenue per job ($)	32,479	17,862	82
Number of coiled tubing jobs	319	545	(41)

(1) Refer to "Non-GAAP Measures" on page 11 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the first quarter of 2010 was $133.6 million versus $85.1 million in the comparable three-month period of 2009. The 57 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia, an increase in oil-related fracturing in the resource plays of Saskatchewan and west central Alberta and improved pricing as the quarter progressed. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009, which added 70,000 horsepower to the Canadian equipment fleet. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta.

Operating Expenses

Operating expenses in Canada increased by 23 percent to $89.9 million during the first quarter of 2010 from $73.0 million in the same period of 2009. The increase in Canadian operating expenses was mainly due to higher overall fracturing activity levels and larger job sizes in the unconventional oil and natural gas resource plays of western Canada.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the first quarter of 2010 increased from the corresponding period in 2009 by 57 percent to $4.3 million, primarily due to an increase in personnel and related costs following the acquisition of Century in November 2009.

United States

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Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	56,033	68,542	(18)
Expenses			
Operating	50,051	49,163	2
SG&A	1,896	2,140	(11)
	51,947	51,303	1
Operating income(1)	4,086	17,239	(76)
Operating income (%)	7.3%	25.2%	(71)
Fracturing revenue per job ($)	54,996	105,865	(48)
Number of fracturing jobs	976	593	65

Cementing revenue per job ($)	18,122	22,256	(19)
Number of cementing jobs	130	259	(50)
Cdn$/US$ average exchange rate(2)	1.0404	1.2453	(16)

(1) Refer to "Non-GAAP Measures" on page 11 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations decreased during the first quarter of 2010 to $56.0 million from $68.5 million in the comparable quarter of 2009. The decrease was due primarily to the 16 percent decline in the United States dollar against the Canadian dollar, competitive pricing pressures and lower cementing activity levels. This was partially offset by higher fracturing activity levels in the Rocky Mountain region and the commencement of fracturing operations in Pennsylvania.

Operating Expenses

Operating expenses in the United States were $50.1 million for the first quarter of 2010, an increase of 2 percent from the comparative period in 2009. The increase in operating expenses was primarily due to the larger equipment fleet as a result of the acquisition of fracturing assets from Pure during the third quarter of 2009 combined with start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, unseasonably cold weather in Arkansas during January and February combined with higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the first quarter of 2010 decreased by 11 percent from the comparable period in 2009 to $1.9 million primarily due to the impact of the decline in the value of the U.S. dollar. This decrease was offset slightly by higher personnel expenses related to the Company's larger scope of operations resulting from the acquisition of Pure's fracturing assets during August 2009 and the expansion into the Marcellus basin during the fourth quarter of 2009.

Russia

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Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	17,576	14,965	17
Expenses			
Operating	15,878	10,911	46
SG&A	1,041	878	19
	16,919	11,789	44
Operating income(1)	657	3,176	(79)
Operating income (%)	3.7%	21.2%	(83)
Fracturing revenue per job ($)	82,180	75,211	9

Number of fracturing jobs	144	134	7
Coiled tubing revenue per job ($)	43,504	44,831	(3)
Number of coiled tubing jobs	132	109	21
Cdn$/rouble average exchange rate(2)	0.0349	0.0367	(5)

(1) Refer to "Non-GAAP Measures" on page 11 for further information.
(2) Source: Bank of Canada.
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Revenue

During the first quarter of 2010, the Company's revenue from Russian operations increased by 17 percent to $17.6 million from $15.0 million in the corresponding three-month period of 2009. The increase in revenue was mainly due to higher coiled tubing and fracturing activity levels due to a larger equipment fleet and customer base combined with an increase in fracturing job sizes. This increase in revenue was offset partially by the impact of long periods of cold weather on equipment utilization during January and February 2010 and the depreciation of the Russian rouble by 5 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first quarter of 2010 were $15.9 million compared to $10.9 million in the corresponding period of 2009. The increase in operating expenses was primarily due to the higher revenue base, the provision of proppant for a new customer in Western Siberia and higher fuel consumption and downtime as a result of persistent cold weather in Western Siberia during the first two months of 2010, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended March 31, 2010 versus $0.9 million in the same quarter of 2009. The increase in SG&A expenses was primarily due to higher personnel expenses resulting from the Company's broader scope of operations in Western Siberia, offset partially by the depreciation of the Russian rouble.

Latin America

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Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	19,883	11,807	68
Expenses			
Operating	17,634	9,073	94
SG&A	672	423	59
	18,306	9,496	93
Operating income (loss)(1)	1,577	2,311	(32)
Operating income (loss) (%)	7.9%	19.6%	(60)
Cdn$/Mexican peso average exchange rate(2)	0.0815	0.0867	(6)
Cdn$/Argentine peso average exchange rate(2)	0.2669	0.3444	(23)

(1) Refer to "Non-GAAP Measures" on page 11 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $19.9 million during the first quarter of 2010 versus $11.8 million in the comparable three-month period in 2009. For the three months ended March 31, 2010 and 2009, revenue generated through subcontractors was $5.3 million and $3.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter of 2009 and the commencement of cementing operations in Mexico during the third quarter of 2009. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar, lower fracturing activity and smaller job sizes in the Burgos field of northern Mexico, combined with smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended March 31, 2010 increased by 94 percent from the comparative period in 2009 to $17.6 million. The increase was primarily due to a broader scale of fracturing operations in Mexico combined with higher product costs related to fracturing activity in the Chicontepec region. In addition, operating expenses increased due to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009. This increase in operating expenses was partially offset by the impact of the decline in the Mexican and Argentine pesos versus the Canadian dollar.

SG&A Expenses

SG&A expenses in Latin America increased to $0.7 million from $0.4 million in the comparable quarter of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset by the impact of the depreciation of the Mexican and Argentine peso.

Corporate

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Three Months Ended March 31,	2010	2009	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	1,220	779	57
SG&A	5,617	3,857	46
	6,837	4,636	47
Operating loss(1)	(6,837)	(4,636)	(47)

(1) Refer to "Non-GAAP Measures" on page 11 for further information.
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Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the corporate headquarters who directly support the Company's global field operations. The 57 percent increase in corporate

operating expenses from the first quarter of 2009 is mainly due to higher compensation expenses as a result of an increase in the number of personnel supporting the Company's operations as a result of the acquisition of Century and Pure's fracturing assets.

SG&A Expenses

For the three months ended March 31, 2010, corporate SG&A expenses increased by 46 percent from the comparable 2009 period to $5.6 million, mainly due to higher personnel expenses, an increase in stock-based compensation expenses and additional corporate personnel supporting the Company's broader scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $6.2 million for the first quarter of 2010 represented an increase of $2.5 million from $3.7 million in the comparable period of 2009. This increase was primarily due to the issuance of an additional US$100.0 million in senior unsecured notes during December 2009 and a larger drawdown on the Company's revolving term loan facility, partially offset by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation of the United States dollar.

For the three months ended March 31, 2010, depreciation expense increased by 31 percent to $19.6 million from $14.9 million in the corresponding quarter of 2009. The increase is mainly a result of a larger fleet of equipment operating in North America, the Company's 2009 acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century in November 2009, offset partially by the depreciation of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $2.1 million during the first quarter of 2010 versus a $1.6 million loss in the comparative three-month period of 2009. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The foreign exchange gain recorded in the first quarter of 2010 was primarily related to the translation of a U.S. dollar-denominated inter-company loan from a subsidiary in the United States to the parent company. As the U.S. subsidiary is translated using the current rate method, the associated foreign exchange loss is recorded in the Statement of Other Comprehensive Income.

Income Tax Expenses

The Company recorded an income tax expense of $1.5 million during the first quarter of 2010 compared to income tax expense of $1.8 million in the comparable period of 2009. The effective income tax rate for the three months ended March 31, 2010 was 10 percent versus 24 percent in the comparable quarter of 2009. The decrease in total income tax expense was primarily due to losses in the United States, offset partially by higher profitability in Canada and Mexico. The lower effective tax rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes as a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004. This is reflected in the $2.5 million drawdown of the remaining deferred credit balance in the first quarter of 2010.

Summary of Quarterly Results

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Three Months Ended	June 30,	Sept. 30,	Dec. 31,	Mar. 31,

	2008	2008	2008	2009
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	94,657	151,650	172,430	180,388
Operating (loss) income(1)	(1,008)	27,812	25,658	27,427
Net (loss) income	(15,469)	11,203	7,861	5,528
Per share - basic	(0.41)	0.30	0.21	0.15
Per share - diluted	(0.41)	0.30	0.21	0.15
Funds provided by operations(1)	(9)	27,128	24,838	22,713
Per share - basic	-	0.72	0.66	0.60
Per share - diluted	-	0.72	0.66	0.60
EBITDA(1)	(813)	26,983	26,740	25,945
Per share - basic	(0.02)	0.71	0.71	0.69
Per share - diluted	(0.02)	0.71	0.71	0.69
Capital expenditures	19,341	18,414	32,233	15,857
Working capital (end of period)	94,056	104,700	100,575	129,532
Shareholders' equity (end of period)	364,068	378,890	393,476	402,537
Operating (end of period)				
Pumping horsepower (000s)	255	287	287	303
Coiled tubing units (No.)	18	18	18	18
Cementing units (No.)	17	18	18	20

Three Months Ended	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	104,727	133,261	173,124	227,123
Operating (loss) income(1)	4,052	16,499	23,157	38,908
Net (loss) income	(14,770)	2,842	864	13,636
Per share - basic	(0.39)	0.08	0.02	0.32
Per share - diluted	(0.39)	0.08	0.02	0.31
Funds provided by operations(1)	128	12,199	19,580	36,512
Per share - basic	-	0.32	0.48	0.85
Per share - diluted	-	0.32	0.48	0.84
EBITDA(1)	4,340	15,112	23,398	40,867
Per share - basic	0.11	0.40	0.58	0.95
Per share - diluted	0.11	0.40	0.57	0.94
Capital expenditures	9,862	58,212	18,245	14,938
Working capital (end of period)	111,864	103,331	128,243	157,688
Shareholders' equity (end of period)	380,515	378,972	459,932	474,718
Operating (end of period)				
Pumping horsepower (000s)	319	371	456	465
Coiled tubing units (No.)	18	18	28	28
Cementing units (No.)	20	21	21	21

(1) Refer to "Non-GAAP Measures" on page 11 for further information.

Liquidity and Capital Resources

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
Cash (used in) provided by		
Operating activities	(74)	13,985
Financing activities	16,297	15,000
Investing activities	(17,656)	(22,292)
Effect of exchange rate changes on cash and cash equivalents	(3,961)	2,082
Decrease in cash and cash equivalents	(5,394)	8,775

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Operating Activities

The Company's cash used in operating activities for the three months ended March 31, 2010 was $0.1 million versus cash provided by operating activities of $14.0 million in 2009. The decrease was due primarily to a $27.9 million net decrease in non-cash working capital that was partially offset by a $13.8 million increase in funds provided by operations (refer to "Non-GAAP Measures" on page 11). At March 31, 2010, Calfrac's working capital was approximately $157.7 million, an increase of 23 percent from December 31, 2009. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities during the first quarter of 2010 was $16.3 million compared to $15.0 million in 2009. During the first quarter of 2010, the Company issued long-term debt for a total of $15.0 million and received proceeds of $1.8 million from the issuance of common shares.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of March 31, 2010, the Company had drawn $41.4 million on its syndicated facility, including letters of credit, leaving a further $133.6 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0 million. The Company's combined total of US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At March 31, 2010, the Company had cash and cash equivalents of $19.7 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

Investing Activities

For the three months ended March 31, 2010, Calfrac's net cash used for investing activities was $17.7 million versus $22.3 million for 2009. Capital expenditures were $14.9 million in 2010 compared to $15.9 million in 2009. Capital expenditures were primarily related to supporting the Company's fracturing operations throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction had a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first quarter of 2010 was a loss of $4.0 million versus a gain of $2.1 million during the same period of 2009. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at April 30, 2010, there were 43,047,015 common shares issued and outstanding, and 3,336,224 options to purchase common shares.

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Advisories

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Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "might", "could", "potential", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future

developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, funds provided by operations and EBITDA. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

First Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2010 first quarter results at 10:00 a.m. (Mountain Time) on Thursday, May 6, 2010. The conference call dial-in number is 1-888-231-8191 or 647-427-7450. The

seven-day replay numbers are 1-800-642-1687 or 416-849-0833 (once connected, enter 68528814). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

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CONSOLIDATED BALANCE SHEETS

As at	March 31, 2010	December 31, 2009
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	19,676	25,070
Accounts receivable	196,877	135,775
Income taxes recoverable	1,626	1,780
Inventory	49,770	44,297
Prepaid expenses and deposits	7,212	6,746
	275,161	213,668
Capital assets	567,248	579,233
Goodwill (note 4)	12,725	10,523
Future income taxes	32,386	37,466
	887,520	840,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	111,510	82,212
Current portion of long-term debt (note 5)	4,727	1,996
Current portion of capital lease obligations (note 6)	1,236	1,217
	117,473	85,425
Long-term debt (note 5)	272,117	267,351
Capital lease obligations (note 6)	3,493	3,808
Other long-term liabilities	1,168	1,227
Future income taxes	18,355	20,474
Deferred credit	-	2,505
Non-controlling interest	196	168
	412,802	380,958
Shareholders' equity		
Capital stock (note 7)	253,527	251,282
Contributed surplus (note 8)	11,693	10,808
Retained earnings	215,719	202,083
Accumulated other comprehensive loss	(6,221)	(4,241)
	474,718	459,932
	887,520	840,890

Contingencies (note 11)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2010	2009
(000s, except per share data) (unaudited)	($)	($)
Revenue	227,123	180,388
Expenses		
Operating	174,727	142,944
Selling, general and administrative	13,488	10,017
Depreciation	19,562	14,928
Interest, net	6,153	3,688
Foreign exchange (gains) losses	(2,139)	1,554
Loss (gain) on disposal of capital assets	180	(72)
	211,971	173,059
Income before income taxes and non-controlling interest	15,152	7,329
Income tax expense		
Current	411	634
Future	1,077	1,128
	1,488	1,762
Income before non-controlling interest	13,664	5,567
Non-controlling interest	28	39
Net income for the period	13,636	5,528
Retained earnings, beginning of period	202,083	211,652
Retained earnings, end of period	215,719	217,180
Earnings per share (note 7)		
Basic	0.32	0.15
Diluted	0.31	0.15

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
Net income for the period	13,636	5,528
Other comprehensive (loss) income		
Change in foreign currency translation adjustment	(1,980)	2,558

Comprehensive income	11,656	8,086
Accumulated other comprehensive (loss) income, beginning of period	(4,241)	5,714
Other comprehensive (loss) income for the period	(1,980)	2,558
Accumulated other comprehensive (loss) income, end of period	(6,221)	8,272

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		
Net income for the period	13,636	5,528
Items not involving cash		
Depreciation	19,562	14,928
Amortization of debt issue costs and debt discount	692	187
Stock-based compensation	1,337	975
Loss (gain) on disposal of capital assets	180	(72)
Future income taxes	1,077	1,128
Non-controlling interest	28	39
	36,512	22,713
Net change in non-cash operating assets and liabilities	(36,586)	(8,728)
	(74)	13,985
FINANCING ACTIVITIES		
Bank loan proceeds	-	5,000
Issuance of long-term debt	14,989	20,000
Bank loan repayments	-	(10,000)
Long-term debt repayments	(188)	-
Capital lease obligation repayments	(297)	-
Net proceeds on issuance of common shares	1,793	-
	16,297	15,000
INVESTING ACTIVITIES		
Purchase of capital assets	(14,938)	(15,857)
Proceeds on disposal of capital assets	200	31
Acquisitions (note 4)	(2,202)	-
Net change in non-cash working capital from purchase of capital assets	(716)	(6,466)
	(17,656)	(22,292)
Effect of exchange rate changes on cash and cash equivalents	(3,961)	2,082

(Decrease) increase in cash and cash equivalents	(5,394)	8,775
Cash and cash equivalents, beginning of period	25,070	36,492
Cash and cash equivalents, end of period	19,676	45,267

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010
(figures in text and tables are in 000's except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place due to spring break-up and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

(b) In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

4. GOODWILL

In March 2010, the Company acquired the non-controlling interest in one of its subsidiaries for $2,202. The agreement required an immediate cash payment of $1,527 as well as a second cash payment to be made in 2011, which is based upon a formula incorporating the earnings generated by the subsidiary during 2010. The second cash payment is estimated to be approximately $675. The acquisition was accounted for as a step acquisition and the consideration paid has been assigned to goodwill as the fair value of the subsidiary's tangible assets, net of liabilities, was nominal.

5. LONG-TERM DEBT

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
US$235,000 senior unsecured notes, due February 15, 2015, bearing interest at 7.75%, payable semi-annually	238,713	246,985
Less: unamortized debt issue costs and unamortized debt discount	(10,806)	(11,768)
	227,907	235,217
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	39,699	24,699
Less: unamortized debt issue costs	(1,028)	(1,128)
	38,671	23,571
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	7,276	7,379
US$2,943 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	2,990	3,180
	276,844	269,347
Less: current portion of long-term debt	(4,727)	(1,996)
	272,117	267,351

The fair value of the senior unsecured notes based on the closing market price at March 31, 2010 was $237,233 (December 31, 2009 - $239,575). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and ranges from prime plus 1 percent to prime plus 1.75 percent. The facility is repayable in seven equal quarterly principal instalments of $1,985 commencing December 31, 2010 plus a final payment of $25,805 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

The Company also has an extendible operating loan facility which includes overdraft protection in the amount of $10,000. The interest rate is based upon the parameters of certain bank covenants and ranges from prime plus 1 percent to prime plus 1.75 percent. Drawdowns under this facility are repayable on September 28, 2012,

assuming the facility is not extended. The term and commencement of principal repayments may be extended by one year on each anniversary at the request of the Company and acceptance of the lender. The operating facility is secured by the Canadian and U.S. assets of the Company.

6. OBLIGATIONS UNDER CAPITAL LEASES

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	5,227	5,599
Less: interest portion of contractual payments	(498)	(574)
	4,729	5,025
Less: current portion of capital lease obligations	(1,236)	(1,217)
	3,493	3,808

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

7. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year to date)	Shares	Amount
	(No.)	($000s)
Balance, January 1	42,898,880	251,282
Issued upon exercise of stock options	138,760	2,245
Balance, March 31	43,037,640	253,527

The weighted average number of common shares outstanding for the three months ended March 31, 2010 was 42,987,777 basic and 43,507,669 diluted (three months ended March 31, 2009 - 37,741,561 basic and 37,741,561 diluted). The difference between basic and diluted shares for the three months ended March 31, 2010 is attributable to the dilutive effect of stock options issued by the Company as disclosed in note 9.

8. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year to date)	2010
(000s)	($)
Balance, January 1	10,808
Stock options expensed	1,337

Stock options exercised	(452)
Balance, March 31	11,693

9. STOCK OPTIONS

Continuity of Stock Options (year to date)	2010		2009	
	Options	Average Exercise Price	Options	Average Exercise Price
	(No.)	($)	(No.)	($)
Balance, January 1	2,508,143	16.70	2,043,344	21.69
Granted during the period	1,002,200	20.78	822,500	8.35
Exercised for common shares	(138,760)	12.92	-	-
Forfeited	(43,466)	19.23	(22,966)	19.15
Expired	(54,768)	28.20	(35,000)	37.86
Balance, March 31	3,273,349	17.88	2,807,878	17.60

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.44 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At March 31, 2010, the long-term debt to cash flow ratio was 4.05:1 (December 31, 2009 - 4.93:1) calculated on a 12-month trailing basis

as follows:

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 5)	276,844	269,347
Cash flow	68,419	54,620
Long-term debt to cash flow ratio	4.05:1	4.93:1

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $9,341 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision was further appealed to the Supreme Court of Greece. The matter was heard on April 20, 2010 and a decision is expected to be rendered during the second half of 2010. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any

damages which may otherwise be payable.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $48 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $304 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $175 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $599 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned until November 18, 2011 as a result of the recently held Greek elections.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90 percent of its entitlement under an offshore licence agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

Potential Claim

The Company has a potential claim related to a contract the outcome of which is not reasonably determinable at this time. The amount of the claim on an after-tax basis is estimated to be approximately $2,600.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States
(000s)	($)	($)	($)
Three Months Ended March 31, 2010			
Revenue	133,631	17,576	56,033
Operating income (loss)(1)	39,425	657	4,086
Segmented assets	495,143	112,188	229,596
Capital expenditures	6,991	1,347	6,183
Goodwill	7,236	979	2,308

Three Months Ended March 31, 2009			
Revenue	85,074	14,965	68,542
Operating income (loss)(1)	9,337	3,176	17,239
Segmented assets	308,251	112,733	279,236
Capital expenditures	9,805	360	4,994
Goodwill	7,236	979	2,308

	Latin America	Corporate	Consol-idated
(000s)	($)	($)	($)
Three Months Ended March 31, 2010			
Revenue	19,883	-	227,123
Operating income (loss)(1)	1,577	(6,837)	38,908
Segmented assets	50,593	-	887,520
Capital expenditures	417	-	14,938
Goodwill	2,202	-	12,725
Three Months Ended March 31, 2009			
Revenue	11,807	-	180,388
Operating income (loss)(1)	2,311	(4,636)	27,427
Segmented assets	24,428	-	724,648
Capital expenditures	698	-	15,857
Goodwill	-	-	10,523

(1) Operating income (loss) is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2010	2009
(000s)	($)	($)
Fracturing	200,528	152,792
Coiled tubing	16,103	14,622
Cementing	5,169	9,822
Other	5,323	3,152
	227,123	180,388

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 22:40e 05-MAY-10

THE RIGHT PLACE. THE RIGHT TIME. THE RIGHT PEOPLE.


CALFRAC
WELL SERVICES

Q1 FIRST QUARTER INTERIM REPORT

For the three months ended March 31, 2010

Three Months Ended March 31,	2010	2009	Change
(000s, except per share and unit data)	($)	($)	(%)
(unaudited)			
Financial			
Revenue	**227,123**	180,388	26
Operating income [1]	**38,908**	27,427	42
Net income	**13,636**	5,528	147
Per share – basic	**0.32**	0.15	113
Per share – diluted	**0.31**	0.15	107
Funds provided by operations [1]	**36,512**	22,713	61
Per share – basic	**0.85**	0.60	42
Per share – diluted	**0.84**	0.60	40
EBITDA [1]	**40,867**	25,945	58
Per share – basic	**0.95**	0.69	38
Per share – diluted	**0.94**	0.69	36
Working capital (end of period)	**157,688**	129,532	22
Shareholders' equity (end of period)	**474,718**	402,537	18
Weighted average common shares outstanding (#)			
Basic	**42,988**	37,742	14
Diluted	**43,508**	37,742	15
Operating (end of period)			
Pumping horsepower (000s)	**465**	303	53
Coiled tubing units (#)	**28**	18	56
Cementing units (#)	**21**	20	5

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three months ended March 31, 2010 and discuss our prospects for the remainder of 2010. During the first quarter, our Company:

- achieved record revenue for Calfrac resulting from high levels of fracturing and coiled tubing activity within the unconventional natural gas and oil plays of western Canada;
- experienced strong levels of fracturing and cementing activity in Arkansas and the Rocky Mountain region of the United States;
- completed the first full quarter of operations since the acquisition of Century Oilfield Services Inc. ("Century") in November 2009; and
- signed eight annual contracts in Russia with two of that country's largest oil and natural gas companies.

FINANCIAL HIGHLIGHTS

For the three months ended March 31, 2010, the Company recorded:

- revenue of $227.1 million versus $180.4 million in the first quarter of 2009 led by higher year-over-year activity in Canada;
- operating income of $38.9 million versus $27.4 million in the comparable period in 2009 resulting from strong financial performance in Canada;
- net income of $13.6 million or $0.32 per share compared to $5.5 million or $0.15 per share in the comparable 2009 period; and
- working capital of $157.7 million, an increase of 23 percent from the end of 2009.

OPERATIONAL HIGHLIGHTS

Canada

The Company experienced strong demand for its fracturing and coiled tubing services throughout the Western Canada Sedimentary Basin during the first quarter of 2010. Activity continued to be concentrated in the unconventional natural gas resource plays of northern Alberta and northeast British Columbia as well as growing unconventional oil plays such as the Cardium, Viking, Lower Shaunavon and Bakken plays. The Company is very encouraged by the positive momentum generated in the first quarter focused on the light oil plays in western Canada. Calfrac anticipates that activity will continue to build throughout 2010 and beyond. The first quarter of 2010 marked the first full quarter of operations since the acquisition of Century in November 2009. The operational capacity of approximately 70,000 hydraulic horsepower and 10 coiled tubing units, high-quality modern equipment and experienced workforce acquired from Century were integral to achieving record levels of quarterly revenue. The Company's strong safety record in Canada also continued to improve. As the demand for pressure pumping services in Canada increased significantly from the fourth quarter of 2009, pricing and operating margins in this market also strengthened during the first quarter.

United States

Fracturing activity levels in the Rocky Mountain region were higher than expected during the first quarter due to increased pipeline capacity alleviating previous natural gas takeaway issues. In the Fayetteville basin of Arkansas, fracturing and cementing activities remained strong, but were impacted slightly by unseasonably cold weather in January and February, which hampered operations. As a result of the operating flexibility arising from the acquisition of fracturing assets from Pure Energy Services Ltd. ("Pure"), Calfrac entered the Marcellus play in Pennsylvania in October 2009 with the transfer of a large fracturing fleet from the Company's Grand Junction district. Calfrac's operations remain in the start-up phase in this market with drilling activity beginning to increase and the Company expects higher well completion activities and improved financial performance throughout 2010. As compared to the first quarter of 2009, the financial results for this segment were impacted by the 16 percent depreciation in the value of the United States dollar as compared to the Canadian dollar. Towards the end of the first quarter, the Company began to experience improved pricing levels, the full impact of which is anticipated to be realized during the remainder of 2010 leading to improved financial performance.

Russia

During the first quarter, the Company signed eight annual contracts with two of Russia's largest oil and natural gas companies. In order to meet these contractual commitments, Calfrac deployed an additional fracturing spread and coiled tubing unit into Western Siberia in January 2010. Fracturing and coiled tubing operations during the quarter were significantly impacted by long periods of cold winter weather in January, which continued into early February. The Company's reported financial results were also impacted by a 5 percent decline in the value of the Russian rouble from the first quarter of 2009. However, Calfrac expects higher levels of equipment utilization and stronger financial results throughout the remainder of the year as a result of its contracts and broader operating scale.

Mexico

In Mexico, Pemex continued to focus its drilling and completion activities during the first quarter on the Chicontepec field where Calfrac currently operates two fracturing spreads and five cementing units. The Company expects that oilfield service activity in this region during the remainder of 2010 will be focused primarily on completion activities which should result in high utilization for Calfrac's fleet in Mexico. Fracturing activity in the Burgos natural gas field of northern Mexico, however, was lower than anticipated and the Company expects that activity will not improve in a meaningful way in 2010.

Argentina

During the first quarter, activity in the Company's cementing operations in Argentina was relatively strong and continued to generate favourable operating results. Calfrac continues to develop new market opportunities as the Argentine business environment evolves.

OUTLOOK AND BUSINESS PROSPECTS

The recent improvement in the global economy facilitated higher drilling and completion activity in Canada and the United States during the first quarter of 2010. Exploration and development activity in these regions remains focused on horizontal wells incorporating multi-stage fracturing technology and coiled tubing completions in unconventional oil and natural gas resource plays. This industry trend is expected to result in an increase in overall utilization levels for the pressure pumping service industry during 2010.

In Canada, the Company expects fracturing and coiled tubing activity in the Horn River shale gas play of northeast British Columbia to recommence late in the second quarter with a majority of the activity occurring in the third quarter. Calfrac is currently augmenting its infrastructure in Dawson Creek and Fort Nelson to enhance the operating efficiency and effectiveness of its fracturing and coiled tubing operations. Overall, the energy sector's ongoing focus on unconventional natural gas and oil plays is anticipated to result in high levels of pressure pumping equipment utilization in Canada throughout the remainder of the year and continue to drive the financial performance of Calfrac's Canadian operations. The renewed focus on exploiting light oil basins with new technologies is particularly encouraging. Activity in the Cardium, Viking and Bakken oil plays is expected to continue to be very robust. This industry trend has led to significantly greater commodity-based diversification for the Company's Canadian operations.

In the Fayetteville shale play of Arkansas, fracturing and cementing activity is expected to remain strong during 2010 due to high overall demand for pressure pumping services. As a result of increased pipeline infrastructure, which alleviated most of the takeaway issues in the Rocky Mountain region of Colorado, fracturing activity levels in this region are expected to continue the positive momentum throughout the remainder of the year. Calfrac diversified its operations in the United States by commencing fracturing operations in the Marcellus shale play of Pennsylvania during the fourth quarter of 2009. The Company expects that drilling and completion activity in this new play will increase significantly as the year progresses and lead to improved financial results in this market. Pricing levels in the U.S. market have recently begun to improve which is anticipated to drive improved financial results during the remainder of the year.

Calfrac signed eight annual contracts with two of Russia's largest oil and natural gas companies during the first quarter of 2010 and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet, broader customer base and fewer anticipated weather-related issues as spring arrives, the Company expects improved financial performance in this region during the remainder of 2010.

Fracturing activity levels in the Chicontepec oil and natural gas field of central Mexico are anticipated to remain strong throughout 2010. However, the Company's fracturing operations in the Burgos natural gas field of northern Mexico are anticipated to decline slightly as Pemex focuses on the development of its onshore oil-producing areas such as the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units and acidizing equipment is expected to be relatively strong during the remainder of the year. Calfrac's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Overall, demand for North American pressure pumping services in the short term is expected to continue to grow from 2009 levels and the long-term outlook for the pressure pumping industry remains positive due primarily to the diversity, magnitude and continued anticipated growth of unconventional natural gas and oil plays. The Company believes that unconventional natural gas plays will remain economic at relatively low commodity prices. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its business strategy by capitalizing on future growth opportunities while using a conservative financial approach in order to maintain a strong balance sheet and overall financial flexibility.

I am pleased to announce that our Board of Directors has approved a $44 million increase to the Company's 2010 capital budget for a revised total of $116 million, including carryforward capital. The majority of this new capital will be focused on the addition of 60,000 hydraulic horsepower to Calfrac's North American fracturing equipment fleet and will increase the Company's total pumping capacity to 530,000 horsepower upon completion of this program. Delivery of these pumping units is anticipated to take place evenly over the next year and the final decision regarding deployment will be determined as market opportunities evolve. In addition, this revision to the capital budget includes the equipment related to the deployment of a fifth fracturing spread for the Russian market. It is expected that approximately $16 million of this capital program will be expended in the first half of 2011.

Martin Lambert, a founding director of Calfrac Well Services Ltd., will not be standing for re-election at the Annual General Meeting. We thank Martin for his many outstanding contributions to the growth of Calfrac over the last six years and wish him the best of luck in his future endeavours.

On behalf of the Board of Directors,



Douglas R. Ramsay
President & Chief Executive Officer
May 5, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 5, 2010 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2010 and 2009 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 8.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company's reportable business segments during the first quarter of 2010 are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 211,000, 22 coiled tubing units and six cementing units in Canada at March 31, 2010.
- The United States segment of the Company's business provides pressure pumping services from operating bases in Colorado, Arkansas and Pennsylvania. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado, the Uintah Basin of northeastern Utah and the Denver-Julesburg Basin centered in eastern Colorado but extending into southeast Wyoming, western Nebraska and western Kansas, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. In the fourth quarter of 2009, Calfrac commenced fracturing operations for several oil and natural gas companies in the Marcellus shale play which is located in Pennsylvania and West Virginia. At March 31, 2010, the Company deployed approximately 191,000 hydraulic horsepower and operated seven cementing units in its United States segment.
- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In the first quarter of 2010, the Company operated under the terms of eight annual contracts signed with two of Russia's largest oil and natural gas producers. At March 31, 2010, the Company operated six coiled tubing units and deployed approximately 36,000 hydraulic horsepower forming four fracturing spreads in Russia.
- The Latin America segment provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and the Chicontepec field of central Mexico. The Company also provides cementing services in the Chicontepec field. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower forming three fracturing spreads and eight cementing units at March 31, 2010.

CONSOLIDATED HIGHLIGHTS

Three Months Ended March 31,	2010	2009	Change
(000s, except per share amounts)	($)	($)	(%)
(unaudited)			
Revenue	**227,123**	180,388	26
Operating income [1]	**38,908**	27,427	42
Net income	**13,636**	5,528	147
Per share – basic	**0.32**	0.15	113
Per share – diluted	**0.31**	0.15	107
Funds provided by operations [1]	**36,512**	22,713	61
Per share – basic	**0.85**	0.60	42
Per share – diluted	**0.84**	0.60	40
EBITDA [1]	**40,867**	25,945	58
Per share – basic	**0.95**	0.69	38
Per share – diluted	**0.94**	0.69	36
Working capital, end of period	**157,688**	129,532	22
Total assets, end of period	**887,520**	724,648	22
Long-term debt, end of period	**272,117**	185,773	46
Shareholders' equity, end of period	**474,718**	402,537	18

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

FIRST QUARTER 2010 OVERVIEW

In the first quarter of 2010, the Company:

- achieved record quarterly revenue of $227.1 million, an increase of 26 percent from the first quarter of 2009 driven primarily by strong growth in Calfrac's Canadian operations and the contribution from the acquisition of Century Oilfield Services Inc. ("Century") in November 2009;
- reported operating income of $38.9 million versus $27.4 million in the same quarter of 2009, an increase of 42 percent, that was mainly the result of high levels of fracturing and coiled tubing activity in the unconventional natural gas and oil plays of western Canada;
- reported net income of $13.6 million or $0.32 per share compared to net income of $5.5 million or $0.15 per share in the first quarter of 2009;
- generated funds provided by operations of $36.5 million or $0.85 per share versus $22.7 million or $0.60 per share in the first quarter of 2009;
- completed the first full quarter of operations since the acquisition of Century in November 2009;
- signed eight annual contracts in Russia with two of that country's largest oil and natural gas companies; and
- increased its period-end working capital by 23 percent over December 31, 2009 to $157.7 million at March 31, 2010.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities, and are further explained as follows:

Operating income (loss) is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Net income	**13,636**	5,528
Add back (deduct):		
Depreciation	**19,562**	14,928
Interest, net	**6,153**	3,688
Foreign exchange (gains) losses	**(2,139)**	1,554
Loss (gain) on disposal of capital assets	**180**	(72)
Income taxes	**1,488**	1,762
Non-controlling interest	**28**	39
Operating income	**38,908**	27,427

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Cash (used in) provided by operating activities	**(74)**	13,985
Add back:		
Net change in non-cash operating assets and liabilities	**36,586**	8,728
Funds provided by operations	**36,512**	22,713

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Three Months Ended March 31,	2010	2009
(000s)	($)	($)
(unaudited)		
Net income	13,636	5,528
Add back:		
Depreciation	19,562	14,928
Interest, net	6,153	3,688
Income taxes	1,488	1,762
Non-controlling interest	28	39
EBITDA	40,867	25,945

FINANCIAL OVERVIEW - THREE MONTHS ENDED MARCH 31, 2010 VERSUS 2009

Canada

Three Months Ended March 31,	2010	2009	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	133,631	85,074	57
Expenses			
Operating	89,944	73,017	23
Selling, general and administrative (SG&A)	4,262	2,720	57
	94,206	75,737	24
Operating income [1]	39,425	9,337	322
Operating income (%)	29.5%	11.0%	168
Fracturing revenue per job ($)	120,735	83,859	44
Number of fracturing jobs	1,021	865	18
Coiled tubing revenue per job ($)	32,479	17,862	82
Number of coiled tubing jobs	319	545	(41)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the first quarter of 2010 was $133.6 million versus $85.1 million in the comparable three-month period of 2009. The 57 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia, an increase in oil-related fracturing in the resource plays of Saskatchewan and west central Alberta and improved pricing as the quarter progressed. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009, which added 70,000 horsepower to the Canadian equipment fleet. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta.

Operating Expenses

Operating expenses in Canada increased by 23 percent to $89.9 million during the first quarter of 2010 from $73.0 million in the same period of 2009. The increase in Canadian operating expenses was mainly due to higher overall fracturing activity levels and larger job sizes in the unconventional oil and natural gas resource plays of western Canada.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the first quarter of 2010 increased from the corresponding period in 2009 by 57 percent to $4.3 million, primarily due to an increase in personnel and related costs following the acquisition of Century in November 2009.

United States

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	56,033	68,542	(18)
Expenses			
Operating	50,051	49,163	2
SG&A	1,896	2,140	(11)
	51,947	51,303	1
Operating income [1]	4,086	17,239	(76)
Operating income (%)	7.3%	25.2%	(71)
Fracturing revenue per job ($)	54,996	105,865	(48)
Number of fracturing jobs	976	593	65
Cementing revenue per job ($)	18,122	22,256	(19)
Number of cementing jobs	130	259	(50)
Cdn$/US$ average exchange rate [2]	1.0404	1.2453	(16)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the first quarter of 2010 to $56.0 million from $68.5 million in the comparable quarter of 2009. The decrease was due primarily to the 16 percent decline in the United States dollar against the Canadian dollar, competitive pricing pressures and lower cementing activity levels. This was partially offset by higher fracturing activity levels in the Rocky Mountain region and the commencement of fracturing operations in Pennsylvania.

Operating Expenses

Operating expenses in the United States were $50.1 million for the first quarter of 2010, an increase of 2 percent from the comparative period in 2009. The increase in operating expenses was primarily due to the larger equipment fleet as a result of the acquisition of fracturing assets from Pure Energy Services Ltd. ("Pure") during the third quarter of 2009 combined with start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, unseasonably cold weather in Arkansas during January and February combined with higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the first quarter of 2010 decreased by 11 percent from the comparable period in 2009 to $1.9 million primarily due to the impact of the decline in the value of the U.S. dollar. This decrease was offset slightly by higher personnel expenses related to the Company's larger scope of operations resulting from the acquisition of Pure's fracturing assets during August 2009 and the expansion into the Marcellus basin during the fourth quarter of 2009.

Russia

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,576	14,965	17
Expenses			
Operating	15,878	10,911	46
SG&A	1,041	878	19
	16,919	11,789	44
Operating income [1]	657	3,176	(79)
Operating income (%)	3.7%	21.2%	(83)
Fracturing revenue per job ($)	82,180	75,211	9
Number of fracturing jobs	144	134	7
Coiled tubing revenue per job ($)	43,504	44,831	(3)
Number of coiled tubing jobs	132	109	21
Cdn$/rouble average exchange rate [2]	0.0349	0.0367	(5)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.
[2] Source: Bank of Canada.

Revenue

During the first quarter of 2010, the Company's revenue from Russian operations increased by 17 percent to $17.6 million from $15.0 million in the corresponding three-month period of 2009. The increase in revenue was mainly due to higher coiled tubing and fracturing activity levels due to a larger equipment fleet and customer base combined with an increase in fracturing job sizes. This increase in revenue was offset partially by the impact of long periods of cold weather on equipment utilization during January and February 2010 and the depreciation of the Russian rouble by 5 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first quarter of 2010 were $15.9 million compared to $10.9 million in the corresponding period of 2009. The increase in operating expenses was primarily due to the higher revenue base, the provision of proppant for a new customer in Western Siberia and higher fuel consumption and downtime as a result of persistent cold weather in Western Siberia during the first two months of 2010, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended March 31, 2010 versus $0.9 million in the same quarter of 2009. The increase in SG&A expenses was primarily due to higher personnel expenses resulting from the Company's broader scope of operations in Western Siberia, offset partially by the depreciation of the Russian rouble.

Latin America

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	19,883	11,807	68
Expenses			
Operating	17,634	9,073	94
SG&A	672	423	59
	18,306	9,496	93
Operating income [1]	1,577	2,311	(32)
Operating income (%)	7.9%	19.6%	(60)
Cdn$/Mexican peso average exchange rate [2]	0.0815	0.0867	(6)
Cdn$/Argentine peso average exchange rate [2]	0.2669	0.3444	(23)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $19.9 million during the first quarter of 2010 versus $11.8 million in the comparable three-month period in 2009. For the three months ended March 31, 2010 and 2009, revenue generated through subcontractors was $5.3 million and $3.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter of 2009 and the commencement of cementing operations in Mexico during the third quarter of 2009. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar, lower fracturing activity and smaller job sizes in the Burgos field of northern Mexico, combined with smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended March 31, 2010 increased by 94 percent from the comparative period in 2009 to $17.6 million. The increase was primarily due to a broader scale of fracturing operations in Mexico combined with higher product costs related to fracturing activity in the Chicontepec region. In addition, operating expenses increased due to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009. This increase in operating expenses was partially offset by the impact of the decline in the Mexican and Argentine pesos versus the Canadian dollar.

SG&A Expenses

SG&A expenses in Latin America increased to $0.7 million from $0.4 million in the comparable quarter of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset by the impact of the depreciation of the Mexican and Argentine peso.

Corporate

Three Months Ended March 31,	2010	2009	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	1,220	779	57
SG&A	5,617	3,857	46
	6,837	4,636	47
Operating loss [1]	(6,837)	(4,636)	(47)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the corporate headquarters who directly support the Company's global field operations. The 57 percent increase in corporate operating expenses from the first quarter of 2009 is mainly due to higher compensation expenses as a result of an increase in the number of personnel supporting the Company's operations as a result of the acquisition of Century and Pure's fracturing assets.

SG&A Expenses

For the three months ended March 31, 2010, corporate SG&A expenses increased by 46 percent from the comparable 2009 period to $5.6 million, mainly due to higher personnel expenses, an increase in stock-based compensation expenses and additional corporate personnel supporting the Company's broader scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $6.2 million for the first quarter of 2010 represented an increase of $2.5 million from $3.7 million in the comparable period of 2009. This increase was primarily due to the issuance of an additional US$100.0 million in senior unsecured notes during December 2009 and a larger drawdown on the Company's revolving term loan facility, partially offset by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation of the United States dollar.

For the three months ended March 31, 2010, depreciation expense increased by 31 percent to $19.6 million from $14.9 million in the corresponding quarter of 2009. The increase is mainly a result of a larger fleet of equipment operating in North America, the Company's 2009 acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century in November 2009, offset partially by the depreciation of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $2.1 million during the first quarter of 2010 versus a $1.6 million loss in the comparative three-month period of 2009. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The foreign exchange gain recorded in the first quarter of 2010 was primarily related to the translation of a U.S. dollar-denominated inter-company loan from a subsidiary in the United States to the parent company. As the U.S. subsidiary is translated using the current rate method, the associated foreign exchange loss is recorded in the Statement of Other Comprehensive Income.

Income Tax Expenses

The Company recorded an income tax expense of $1.5 million during the first quarter of 2010 compared to income tax expense of $1.8 million in the comparable period of 2009. The effective income tax rate for the three months ended March 31, 2010 was 10 percent versus 24 percent in the comparable quarter of 2009. The decrease in total income tax expense was primarily due to losses in the United States, offset partially by higher profitability in Canada and Mexico. The lower effective tax rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes as a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004. This is reflected in the $2.5 million drawdown of the remaining deferred credit balance in the first quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Cash (used in) provided by:		
Operating activities	**(74)**	13,985
Financing activities	**16,297**	15,000
Investing activities	**(17,656)**	(22,292)
Effect of exchange rate changes on cash and cash equivalents	**(3,961)**	2,082
(Decrease) increase in cash and cash equivalents	**(5,394)**	8,775

Operating Activities

The Company's cash used in operating activities for the three months ended March 31, 2010 was $0.1 million versus cash provided by operating activities of $14.0 million in 2009. The decrease was due primarily to a $27.9 million net decrease in non-cash working capital that was partially offset by a $13.8 million increase in funds provided by operations (refer to "Non-GAAP Measures" on page 8). At March 31, 2010, Calfrac's working capital was approximately $157.7 million, an increase of 23 percent from December 31, 2009. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities during the first quarter of 2010 was $16.3 million compared to $15.0 million in 2009. During the first quarter of 2010, the Company issued long-term debt for a total of $15.0 million and received proceeds of $1.8 million from the issuance of common shares.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of March 31, 2010, the Company had drawn $41.4 million on its syndicated facility, including letters of credit, leaving a further $133.6 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0 million. The Company's combined total of US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At March 31, 2010, the Company had cash and cash equivalents of $19.7 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

Investing Activities

For the three months ended March 31, 2010, Calfrac's net cash used for investing activities was $17.7 million versus $22.3 million for 2009. Capital expenditures were $14.9 million in 2010 compared to $15.9 million in 2009. Capital expenditures were primarily related to supporting the Company's fracturing operations throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction had a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first quarter of 2010 was a loss of $4.0 million versus a gain of $2.1 million during the same period of 2009. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at April 30, 2010, there were 43,047,015 common shares issued and outstanding, and 3,336,224 options to purchase common shares.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Calfrac has various contractual lease commitments related to vehicles, equipment and facilities as well as purchase obligations for products, services and capital assets.

Greek Legal Proceedings

As described in note 11 to the interim unaudited consolidated financial statements for the three months ended March 31, 2010, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amounts of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate the Company's potential financial exposure to these legal proceedings at this time.

Potential Claim

As described in note 11 to the interim unaudited consolidated financial statements for the three months ended March 31, 2010, the Company has a potential claim related to a contract, the outcome of which is not reasonably determinable at this time. The amount of the claim on an after-tax basis is estimated to be approximately $2,600.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2009, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and are referenced in note 3 to the unaudited consolidated financial statements for the three months ended March 31, 2010. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as events unfold, additional experience is gained or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the value of the Company's property and equipment.

Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans and long-term debt are designated as "other financial liabilities" and are carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$235.0 million private placement of senior unsecured notes are included in the amortized cost of the debt. These costs and the costs related to the recent renewal of the Company's credit facilities are amortized to interest expense over the term of the debt.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired and is not amortized. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding the collectability and measurement of the consideration that will be derived.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policy adopted pursuant to the CICA Handbook in 2010.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no new Canadian or United States accounting pronouncements that have been issued for the 2010 fiscal year.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) would replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting on January 1, 2011, it has developed a project plan, which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

Analysis of Differences Between IFRS and Canadian GAAP

The Company has completed its initial diagnostic phase and is currently analyzing accounting policy alternatives for the areas of greatest potential impact to the Company's consolidated financial statements or the greatest risk in terms of complexity to implement. This analysis includes assessing available exemptions under IFRS 1 *First-time Adoption of International Financial Reporting Standards* as well as any required system and process changes. The key areas where changes in accounting standards are expected to impact the Company's consolidated financial statements are described below. The standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements in future years. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The differences described below are those existing based on Canadian GAAP and IFRS at March 31, 2010. At this stage, the impact of adopting IFRS on the Company's consolidated financial statements is not reasonably determinable.

Most of the adjustments required upon transition to IFRS will be made retrospectively against opening retained earnings for the year ended December 31, 2010, which is the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Property, Plant and Equipment

International Accounting Standard (IAS) *16 Property, Plant and Equipment* requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. In addition, IAS 16 provides a choice between using a cost model and revaluation model to measure the value of property, plant and equipment after its initial recognition. The revaluation model does not exist under Canadian GAAP.

The Company is in the process of finalizing its significant components of property, plant and equipment and their respective useful lives. Depending on the number of components identified during this process and the impact of their useful lives on depreciation, the adoption of this standard may have a significant impact on the financial results of the Company.

Foreign Currency Translation

The concepts of integrated and self-sustaining foreign operations as described under Canadian GAAP do not appear in IAS 21 *The Effects of Changes in Foreign Exchange Rates*. Instead, IAS 21 focuses primarily on identifying the functional currency of the reporting entity and each of its foreign operations. An entity's functional currency is the currency of the primary economic environment in which it operates.

Operations with a functional currency different from the reporting entity are translated in a method similar to self-sustaining foreign operations under Canadian GAAP (referred to as the "current rate method" in CICA Handbook Section 1651).

The Company has determined that the functional currency of all its foreign subsidiaries is different from the parent company's. Therefore, Calfrac's foreign subsidiaries in Russia, Mexico and Argentina that are currently translated using the temporal method under Canadian GAAP will be required to translate using the current rate method beginning on January 1, 2010. The adoption of this standard may have a significant impact on the financial results of the Company, as gains and losses in translation for these foreign operations will now be deferred and included in the shareholders' equity section as accumulated other comprehensive income compared to being included in the statement of income under Canadian GAAP. The adoption of this standard is not expected to affect the foreign currency translation method of the Company's United States subsidiaries.

Impairment of Assets

Canadian GAAP uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 *Impairment of Assets* uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This could result in provisions for impairment in cases where the carrying values of assets cannot be supported on a discounted cash flow basis under IFRS, but had previously supported on an undiscounted cash flow basis under Canadian GAAP.

However, the extent of any new provisions for impairment might be partially offset by the requirements under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced or eliminated. On balance, the adoption of this standard could have a significant impact on the financial results of the Company.

Information Systems and Processes

An initial assessment of the potential impacts of adopting IFRS on the Company's information technology infrastructure is ongoing and any potential system or process issues are being analyzed concurrently with the analysis of GAAP differences. The testing and implementation of any required system or process changes are expected to be completed during the fourth quarter of 2010.

Training

Calfrac has commenced its IFRS training and expects to complete this training during the fourth quarter of 2010.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	**Mar. 31, 2010**
(000s, except per share and unit data)	($)	($)	($)	($)	($)	($)	($)	**($)**
(unaudited)								
Financial								
Revenue	94,657	151,650	172,430	180,388	104,727	133,261	173,124	**227,123**
Operating (loss) income [1]	(1,008)	27,812	25,658	27,427	4,052	16,499	23,157	**38,908**
Net (loss) income	(15,469)	11,203	7,861	5,528	(14,770)	2,842	864	**13,636**
Per share – basic	(0.41)	0.30	0.21	0.15	(0.39)	0.08	0.02	**0.32**
Per share – diluted	(0.41)	0.30	0.21	0.15	(0.39)	0.08	0.02	**0.31**
Funds provided by operations [1]	(9)	27,128	24,838	22,713	128	12,199	19,580	**36,512**
Per share – basic	–	0.72	0.66	0.60	–	0.32	0.48	**0.85**
Per share – diluted	–	0.72	0.66	0.60	–	0.32	0.48	**0.84**
EBITDA [1]	(813)	26,983	26,740	25,945	4,340	15,112	23,398	**40,867**
Per share – basic	(0.02)	0.71	0.71	0.69	0.11	0.40	0.58	**0.95**
Per share – diluted	(0.02)	0.71	0.71	0.69	0.11	0.40	0.57	**0.94**
Capital expenditures	19,341	18,414	32,233	15,857	9,862	58,212	18,245	**14,938**
Working capital (end of period)	94,056	104,700	100,575	129,532	111,864	103,331	128,243	**157,688**
Shareholders' equity (end of period)	364,068	378,890	393,476	402,537	380,515	378,972	459,932	**474,718**
Operating (end of period)								
Pumping horsepower (000s)	255	287	287	303	319	371	456	**465**
Coiled tubing units (#)	18	18	18	18	18	18	28	**28**
Cementing units (#)	17	18	18	20	20	21	21	**21**

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

OUTLOOK

The recent improvement in the global economy facilitated higher drilling and completion activity in Canada and the United States during the first quarter of 2010. Exploration and development activity in these regions remains focused on horizontal wells incorporating multi-stage fracturing technology and coiled tubing completions in unconventional oil and natural gas resource plays. This industry trend is expected to result in an increase in overall utilization levels for the pressure pumping service industry during 2010.

In Canada, the Company expects fracturing and coiled tubing activity in the Horn River shale gas play of northeast British Columbia to recommence late in the second quarter with a majority of the activity occurring in the third quarter. Calfrac is currently augmenting its infrastructure in Dawson Creek and Fort Nelson to enhance the operating efficiency and effectiveness of its fracturing and coiled tubing operations. Overall, the energy sector's ongoing focus on unconventional natural gas and oil plays is anticipated to result in high levels of pressure pumping equipment utilization in Canada throughout the remainder of the year and continue to drive the financial performance of Calfrac's Canadian operations. The renewed focus on exploiting light oil basins with new technologies is particularly encouraging. Activity in the Cardium, Viking and Bakken oil plays is expected to continue to be very robust. This industry trend has led to significantly greater commodity-based diversification for the Company's Canadian operations.

In the Fayetteville shale play of Arkansas, fracturing and cementing activity is expected to remain strong during 2010 due to high overall demand for pressure pumping services. As a result of increased pipeline infrastructure, which alleviated most of the takeaway issues in the Rocky Mountain region of Colorado, fracturing activity levels in this region are expected to continue the positive momentum throughout the remainder of the year. Calfrac diversified its operations in the United States by commencing fracturing operations in the Marcellus shale play of Pennsylvania during the fourth quarter of 2009. The Company expects that drilling and completion activity in this new play will increase significantly as the year progresses and lead to improved financial results in this market. Pricing levels in the U.S. market have recently begun to improve which is anticipated to drive improved financial results during the remainder of the year.

Calfrac signed eight annual contracts with two of Russia's largest oil and natural gas companies during the first quarter of 2010 and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet, broader customer base and fewer anticipated weather-related issues as spring arrives, the Company expects improved financial performance in this region during the remainder of 2010.

Fracturing activity levels in the Chicontepec oil and natural gas field of central Mexico are anticipated to remain strong throughout 2010. However, the Company's fracturing operations in the Burgos natural gas field of northern Mexico are anticipated to decline slightly as Pemex focuses on the development of its onshore oil-producing areas such as the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units and acidizing equipment is expected to be relatively strong during the remainder of the year. Calfrac's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Overall, demand for North American pressure pumping services in the short term is expected to continue to grow from 2009 levels and the long-term outlook for the pressure pumping industry remains positive due primarily to the diversity, magnitude and continued anticipated growth of unconventional natural gas and oil plays. The Company believes that unconventional natural gas plays will remain economic at relatively low commodity prices. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its business strategy by capitalizing on future growth opportunities while using a conservative financial approach in order to maintain a strong balance sheet and overall financial flexibility.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "could", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, future costs or potential liabilities, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers.

Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2010	December 31, 2009
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	19,676	25,070
Accounts receivable	196,877	135,775
Income taxes recoverable	1,626	1,780
Inventory	49,770	44,297
Prepaid expenses and deposits	7,212	6,746
	275,161	213,668
Capital assets	567,248	579,233
Goodwill (note 4)	12,725	10,523
Future income taxes	32,386	37,466
	887,520	840,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	111,510	82,212
Current portion of long-term debt (note 5)	4,727	1,996
Current portion of capital lease obligations (note 6)	1,236	1,217
	117,473	85,425
Long-term debt (note 5)	272,117	267,351
Capital lease obligations (note 6)	3,493	3,808
Other long-term liabilities	1,168	1,227
Future income taxes	18,355	20,474
Deferred credit	–	2,505
Non-controlling interest	196	168
	412,802	380,958
Shareholders' equity		
Capital stock (note 7)	253,527	251,282
Contributed surplus (note 8)	11,693	10,808
Retained earnings	215,719	202,083
Accumulated other comprehensive loss	(6,221)	(4,241)
	474,718	459,932
	887,520	840,890

Contingencies (note 11)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	**2010**	2009
(000s, except per share data) (unaudited)	**($)**	($)
Revenue	**227,123**	180,388
Expenses		
Operating	**174,727**	142,944
Selling, general and administrative	**13,488**	10,017
Depreciation	**19,562**	14,928
Interest, net	**6,153**	3,688
Foreign exchange (gains) losses	**(2,139)**	1,554
Loss (gain) on disposal of capital assets	**180**	(72)
	211,971	173,059
Income before income taxes and non-controlling interest	**15,152**	7,329
Income tax expense		
Current	**411**	634
Future	**1,077**	1,128
	1,488	1,762
Income before non-controlling interest	**13,664**	5,567
Non-controlling interest	**28**	39
Net income for the period	**13,636**	5,528
Retained earnings, beginning of period	**202,083**	211,652
Retained earnings, end of period	**215,719**	217,180
Earnings per share (note 7)		
Basic	**0.32**	0.15
Diluted	**0.31**	0.15

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
Net income for the period	13,636	5,528
Other comprehensive (loss) income		
Change in foreign currency translation adjustment	(1,980)	2,558
Comprehensive income	11,656	8,086
Accumulated other comprehensive (loss) income, beginning of period	(4,241)	5,714
Other comprehensive (loss) income for the period	(1,980)	2,558
Accumulated other comprehensive (loss) income, end of period	(6,221)	8,272

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		
Net income for the period	13,636	5,528
Items not involving cash		
Depreciation	19,562	14,928
Amortization of debt issue costs and debt discount	692	187
Stock-based compensation	1,337	975
Loss (gain) on disposal of capital assets	180	(72)
Future income taxes	1,077	1,128
Non-controlling interest	28	39
	36,512	22,713
Net change in non-cash operating assets and liabilities	(36,586)	(8,728)
	(74)	13,985
FINANCING ACTIVITIES		
Bank loan proceeds	–	5,000
Issuance of long-term debt	14,989	20,000
Bank loan repayments	–	(10,000)
Long-term debt repayments	(188)	–
Capital lease obligation repayments	(297)	–
Net proceeds on issuance of common shares	1,793	–
	16,297	15,000
INVESTING ACTIVITIES		
Purchase of capital assets	(14,938)	(15,857)
Proceeds on disposal of capital assets	200	31
Acquisitions (note 4)	(2,202)	–
Net change in non-cash working capital from purchase of capital assets	(716)	(6,466)
	(17,656)	(22,292)
Effect of exchange rate changes on cash and cash equivalents	(3,961)	2,082
(Decrease) increase in cash and cash equivalents	(5,394)	8,775
Cash and cash equivalents, beginning of period	25,070	36,492
Cash and cash equivalents, end of period	19,676	45,267

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2010
(figures in text and tables are in 000s except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place due to spring break-up and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

(b) In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

4. GOODWILL

In March 2010, the Company acquired the non-controlling interest in one of its subsidiaries for $2,202. The agreement required an immediate cash payment of $1,527 as well as a second cash payment to be made in 2011, which is based upon a formula incorporating the earnings generated by the subsidiary during 2010. The second cash payment is estimated to be approximately $675. The acquisition was accounted for as a step acquisition and the consideration paid has been assigned to goodwill as the fair value of the subsidiary's tangible assets, net of liabilities, was nominal.

5. LONG-TERM DEBT

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
US$235,000 senior unsecured notes, due February 15, 2015, bearing interest at 7.75%, payable semi-annually	238,713	246,985
Less: unamortized debt issue costs and unamortized debt discount	(10,806)	(11,768)
	227,907	235,217
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	39,699	24,699
Less: unamortized debt issue costs	(1,028)	(1,128)
	38,671	23,571
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	7,276	7,379
US$2,943 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	2,990	3,180
	276,844	269,347
Less: current portion of long-term debt	(4,727)	(1,996)
	272,117	267,351

The fair value of the senior unsecured notes based on the closing market price at March 31, 2010 was $237,233 (December 31, 2009 – $239,575). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and ranges from prime plus 1 percent to prime plus 1.75 percent. The facility is repayable in seven equal quarterly principal instalments of $1,985 commencing December 31, 2010 plus a final payment of $25,805 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

The Company also has an extendible operating loan facility which includes overdraft protection in the amount of $10,000. The interest rate is based upon the parameters of certain bank covenants and ranges from prime plus 1 percent to prime plus 1.75 percent. Drawdowns under this facility are repayable on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments may be extended by one year on each anniversary at the request of the Company and acceptance of the lender. The operating facility is secured by the Canadian and U.S. assets of the Company.

6. OBLIGATIONS UNDER CAPITAL LEASES

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	5,227	5,599
Less: interest portion of contractual payments	(498)	(574)
	4,729	5,025
Less: current portion of capital lease obligations	(1,236)	(1,217)
	3,493	3,808

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

7. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year to date)	Shares	Amount
	(#)	($000s)
Balance, January 1	42,898,880	251,282
Issued upon exercise of stock options	138,760	2,245
Balance, March 31	43,037,640	253,527

The weighted average number of common shares outstanding for the three months ended March 31, 2010 was 42,987,777 basic and 43,507,669 diluted (three months ended March 31, 2009 – 37,741,561 basic and 37,741,561 diluted). The difference between basic and diluted shares for the three months ended March 31, 2010 is attributable to the dilutive effect of stock options issued by the Company as disclosed in note 9.

8. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year to date)	2010
	($)
Balance, January 1	10,808
Stock options expensed	1,337
Stock options exercised	(452)
Balance, March 31	11,693

9. STOCK OPTIONS

Continuity of Stock Options (year to date)	2010		2009	
	Options	**Average Exercise Price**	Options	Average Exercise Price
	(#)	**($)**	(#)	($)
Balance, January 1	**2,508,143**	**16.70**	2,043,344	21.69
Granted during the period	**1,002,200**	**20.78**	822,500	8.35
Exercised for common shares	**(138,760)**	**12.92**	–	–
Forfeited	**(43,466)**	**19.23**	(22,966)	19.15
Expired	**(54,768)**	**28.20**	(35,000)	37.86
Balance, March 31	**3,273,349**	**17.88**	2,807,878	17.60

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.44 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At March 31, 2010, the long-term debt to cash flow ratio was 4.05:1 (December 31, 2009 – 4.93:1) calculated on a 12-month trailing basis as follows:

As at	**March 31, 2010**	December 31, 2009
(000s)	**($)**	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 5)	**276,844**	269,347
Cash flow	**68,419**	54,620
Long-term debt to cash flow ratio	**4.05:1**	4.93:1

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $9,341 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision was further appealed to the Supreme Court of Greece. The matter was heard on April 20, 2010 and a decision is expected to be rendered during the second half of 2010. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $48 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $304 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $175 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $599 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned until November 18, 2011 as a result of the recently held Greek elections.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90 percent of its entitlement under an offshore licence agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

Potential Claim

The Company has a potential claim related to a contract the outcome of which is not reasonably determinable at this time. The amount of the claim on an after-tax basis is estimated to be approximately $2,600.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended March 31, 2010						
Revenue	**133,631**	**17,576**	**56,033**	**19,883**	**–**	**227,123**
Operating income (loss) [1]	**39,425**	**657**	**4,086**	**1,577**	**(6,837)**	**38,908**
Segmented assets	**495,143**	**112,188**	**229,596**	**50,593**	**–**	**887,520**
Capital expenditures	**6,991**	**1,347**	**6,183**	**417**	**–**	**14,938**
Goodwill	**7,236**	**979**	**2,308**	**2,202**	**–**	**12,725**
Three Months Ended March 31, 2009						
Revenue	85,074	14,965	68,542	11,807	–	180,388
Operating income (loss) [1]	9,337	3,176	17,239	2,311	(4,636)	27,427
Segmented assets	308,251	112,733	279,236	24,428	–	724,648
Capital expenditures	9,805	360	4,994	698	–	15,857
Goodwill	7,236	979	2,308	–	–	10,523

[1] Operating income (loss) is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
Fracturing	**200,528**	152,792
Coiled tubing	**16,103**	14,622
Cementing	**5,169**	9,822
Other	**5,323**	3,152
	227,123	180,388

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ronald P. Mathison
Chairman (1)(2)
President &
Chief Executive Officer
Matco Investments Ltd.

Fernando Aguilar
President,
Geophysical Services
for the Americas
CGG Veritas

James S. Blair (3)(4)
President &
Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin A. Lambert (3)(4)
Chief Executive Officer
Swan Hills Synfuels L.P.

Douglas R. Ramsay (4)
President &
Chief Executive Officer
Calfrac Well Services Ltd.

R.T. (Tim) Swinton (1)(2)(3)
Independent Businessman

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

Printed in Canada

OFFICERS

Douglas R. Ramsay
President &
Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

F. Bruce Payne
President,
Canadian Division

John L. Grisdale
President,
United States Division

Robert L. Sutherland
President,
Russian Division

Laura A. Cillis
Senior Vice President, Finance
& Chief Financial Officer

Tom J. Medvedic
Senior Vice President,
Corporate Development

Dwight M. Bobier
Senior Vice President,
Technical Services

Stephen T. Dadge
Senior Vice President,
Health, Safety & Environment

Donald R. Battenfelder
Vice President,
Global Operations

L. Lee Burleson
Vice President,
Sales & Marketing
United States Division

Robert J. Montgomery
Vice President,
Canadian Division

B. Mark Paslawski
Vice President,
General Counsel
& Corporate Secretary

A. Scott Tuttle
Vice President,
Human Resources

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: 403-266-6000
Toll Free: 1-866-770-3722
Fax: 403-266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

HSBC Bank Canada
Alberta Treasury Branches
Royal Bank of Canada
Export Development Canada

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

Alberta, Canada
Calgary – Head Office
Calgary – Technology and Training Centre
Edson
Grande Prairie
Medicine Hat
Red Deer

British Columbia, Canada
Dawson Creek
Fort Nelson

Saskatchewan, Canada
Estevan

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Pennsylvania, United States
Mt. Morris

Mexico
Mexico City – Regional Office
Reynosa
Poza Rica

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

Argentina
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or by email at service@computershare.com, or write to:
COMPUTERSHARE INVESTOR SERVICES INC.
9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1


SEC MAIL
RECEIVED
PROCESSING
MAY 24 2010
WASH. D.C.
193
SECTION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2010	December 31, 2009
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	19,676	25,070
Accounts receivable	196,877	135,775
Income taxes recoverable	1,626	1,780
Inventory	49,770	44,297
Prepaid expenses and deposits	7,212	6,746
	275,161	213,668
Capital assets	567,248	579,233
Goodwill (note 4)	12,725	10,523
Future income taxes	32,386	37,466
	887,520	840,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	111,510	82,212
Current portion of long-term debt (note 5)	4,727	1,996
Current portion of capital lease obligations (note 6)	1,236	1,217
	117,473	85,425
Long-term debt (note 5)	272,117	267,351
Capital lease obligations (note 6)	3,493	3,808
Other long-term liabilities	1,168	1,227
Future income taxes	18,355	20,474
Deferred credit	–	2,505
Non-controlling interest	196	168
	412,802	380,958
Shareholders' equity		
Capital stock (note 7)	253,527	251,282
Contributed surplus (note 8)	11,693	10,808
Retained earnings	215,719	202,083
Accumulated other comprehensive loss	(6,221)	(4,241)
	474,718	459,932
	887,520	840,890

Contingencies (note 11)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	**2010**	2009
(000s, except per share data) (unaudited)	**($)**	($)
Revenue	**227,123**	180,388
Expenses		
Operating	**174,727**	142,944
Selling, general and administrative	**13,488**	10,017
Depreciation	**19,562**	14,928
Interest, net	**6,153**	3,688
Foreign exchange (gains) losses	**(2,139)**	1,554
Loss (gain) on disposal of capital assets	**180**	(72)
	211,971	173,059
Income before income taxes and non-controlling interest	**15,152**	7,329
Income tax expense		
Current	**411**	634
Future	**1,077**	1,128
	1,488	1,762
Income before non-controlling interest	**13,664**	5,567
Non-controlling interest	**28**	39
Net income for the period	**13,636**	5,528
Retained earnings, beginning of period	**202,083**	211,652
Retained earnings, end of period	**215,719**	217,180
Earnings per share (note 7)		
Basic	**0.32**	0.15
Diluted	**0.31**	0.15

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
Net income for the period	**13,636**	5,528
Other comprehensive (loss) income		
Change in foreign currency translation adjustment	**(1,980)**	2,558
Comprehensive income	**11,656**	8,086
Accumulated other comprehensive (loss) income, beginning of period	**(4,241)**	5,714
Other comprehensive (loss) income for the period	**(1,980)**	2,558
Accumulated other comprehensive (loss) income, end of period	**(6,221)**	8,272

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2010	2009
(000s) (unaudited)	($)	($)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		
Net income for the period	**13,636**	5,528
Items not involving cash		
Depreciation	**19,562**	14,928
Amortization of debt issue costs and debt discount	**692**	187
Stock-based compensation	**1,337**	975
Loss (gain) on disposal of capital assets	**180**	(72)
Future income taxes	**1,077**	1,128
Non-controlling interest	**28**	39
	36,512	22,713
Net change in non-cash operating assets and liabilities	**(36,586)**	(8,728)
	(74)	13,985
FINANCING ACTIVITIES		
Bank loan proceeds	**–**	5,000
Issuance of long-term debt	**14,989**	20,000
Bank loan repayments	**–**	(10,000)
Long-term debt repayments	**(188)**	–
Capital lease obligation repayments	**(297)**	–
Net proceeds on issuance of common shares	**1,793**	–
	16,297	15,000
INVESTING ACTIVITIES		
Purchase of capital assets	**(14,938)**	(15,857)
Proceeds on disposal of capital assets	**200**	31
Acquisitions (note 4)	**(2,202)**	–
Net change in non-cash working capital from purchase of capital assets	**(716)**	(6,466)
	(17,656)	(22,292)
Effect of exchange rate changes on cash and cash equivalents	**(3,961)**	2,082
(Decrease) increase in cash and cash equivalents	**(5,394)**	8,775
Cash and cash equivalents, beginning of period	**25,070**	36,492
Cash and cash equivalents, end of period	**19,676**	45,267

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2010
(figures in text and tables are in 000s except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place due to spring break-up and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

(b) In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

4. GOODWILL

In March 2010, the Company acquired the non-controlling interest in one of its subsidiaries for $2,202. The agreement required an immediate cash payment of $1,527 as well as a second cash payment to be made in 2011, which is based upon a formula incorporating the earnings generated by the subsidiary during 2010. The second cash payment is estimated to be approximately $675. The acquisition was accounted for as a step acquisition and the consideration paid has been assigned to goodwill as the fair value of the subsidiary's tangible assets, net of liabilities, was nominal.

5. LONG-TERM DEBT

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
US$235,000 senior unsecured notes, due February 15, 2015, *bearing interest at 7.75%, payable semi-annually*	238,713	246,985
Less: unamortized debt issue costs and unamortized debt discount	(10,806)	(11,768)
	227,907	235,217
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	39,699	24,699
Less: unamortized debt issue costs	(1,028)	(1,128)
	38,671	23,571
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	7,276	7,379
US$2,943 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	2,990	3,180
	276,844	269,347
Less: current portion of long-term debt	(4,727)	(1,996)
	272,117	267,351

The fair value of the senior unsecured notes based on the closing market price at March 31, 2010 was $237,233 (December 31, 2009 – $239,575). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and ranges from prime plus 1 percent to prime plus 1.75 percent. The facility is repayable in seven equal quarterly principal instalments of $1,985 commencing December 31, 2010 plus a final payment of $25,805 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

The Company also has an extendible operating loan facility which includes overdraft protection in the amount of $10,000. The interest rate is based upon the parameters of certain bank covenants and ranges from prime plus 1 percent to prime plus 1.75 percent. Drawdowns under this facility are repayable on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments may be extended by one year on each anniversary at the request of the Company and acceptance of the lender. The operating facility is secured by the Canadian and U.S. assets of the Company.

6. OBLIGATIONS UNDER CAPITAL LEASES

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	5,227	5,599
Less: interest portion of contractual payments	(498)	(574)
	4,729	5,025
Less: current portion of capital lease obligations	(1,236)	(1,217)
	3,493	3,808

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

7. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year to date)	Shares	Amount
	(#)	($000s)
Balance, January 1	42,898,880	251,282
Issued upon exercise of stock options	138,760	2,245
Balance, March 31	43,037,640	253,527

The weighted average number of common shares outstanding for the three months ended March 31, 2010 was 42,987,777 basic and 43,507,669 diluted (three months ended March 31, 2009 – 37,741,561 basic and 37,741,561 diluted). The difference between basic and diluted shares for the three months ended March 31, 2010 is attributable to the dilutive effect of stock options issued by the Company as disclosed in note 9.

8. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year to date)	2010
	($)
Balance, January 1	10,808
Stock options expensed	1,337
Stock options exercised	(452)
Balance, March 31	11,693

9. STOCK OPTIONS

Continuity of Stock Options (year to date)	2010		2009	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Balance, January 1	2,508,143	16.70	2,043,344	21.69
Granted during the period	1,002,200	20.78	822,500	8.35
Exercised for common shares	(138,760)	12.92	–	–
Forfeited	(43,466)	19.23	(22,966)	19.15
Expired	(54,768)	28.20	(35,000)	37.86
Balance, March 31	3,273,349	17.88	2,807,878	17.60

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.44 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At March 31, 2010, the long-term debt to cash flow ratio was 4.05:1 (December 31, 2009 – 4.93:1) calculated on a 12-month trailing basis as follows:

As at	March 31, 2010	December 31, 2009
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 5)	276,844	269,347
Cash flow	68,419	54,620
Long-term debt to cash flow ratio	4.05:1	4.93:1

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $9,341 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision was further appealed to the Supreme Court of Greece. The matter was heard on April 20, 2010 and a decision is expected to be rendered during the second half of 2010. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $48 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $304 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $175 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $599 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned until November 18, 2011 as a result of the recently held Greek elections.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90 percent of its entitlement under an offshore licence agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

Potential Claim

The Company has a potential claim related to a contract the outcome of which is not reasonably determinable at this time. The amount of the claim on an after-tax basis is estimated to be approximately $2,600.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended March 31, 2010						
Revenue	**133,631**	**17,576**	**56,033**	**19,883**	**–**	**227,123**
Operating income (loss) [1]	**39,425**	**657**	**4,086**	**1,577**	**(6,837)**	**38,908**
Segmented assets	**495,143**	**112,188**	**229,596**	**50,593**	**–**	**887,520**
Capital expenditures	**6,991**	**1,347**	**6,183**	**417**	**–**	**14,938**
Goodwill	**7,236**	**979**	**2,308**	**2,202**	**–**	**12,725**
Three Months Ended March 31, 2009						
Revenue	85,074	14,965	68,542	11,807	–	180,388
Operating income (loss) [1]	9,337	3,176	17,239	2,311	(4,636)	27,427
Segmented assets	308,251	112,733	279,236	24,428	–	724,648
Capital expenditures	9,805	360	4,994	698	–	15,857
Goodwill	7,236	979	2,308	–	–	10,523

[1] Operating income (loss) is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2010	2009
(000s)	($)	($)
Fracturing	**200,528**	152,792
Coiled tubing	**16,103**	14,622
Cementing	**5,169**	9,822
Other	**5,323**	3,152
	227,123	180,388

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS (FULL CERTIFICATE)

I, **Laura A. Cillis, Senior Vice-President, Finance & Chief Financial Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. ***Review:*** I have reviewed the issuer's interim financial statements and interim MD&A (together, the "interim filings") of **Calfrac Well Services Ltd.** (the "issuer") for the interim period ended **March 31, 2010**.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting of changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **January 1, 2010** and ended on **March 31, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 11, 2010**

(signed) "*Laura A. Cillis*"
Laura A. Cillis
Senior Vice-President, Finance & Chief Financial Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS (FULL CERTIFICATE)

I, **Douglas R. Ramsay, President & Chief Executive Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. ***Review:*** I have reviewed the issuer's interim financial statements and interim MD&A (together, the "interim filings") of **Calfrac Well Services Ltd.** (the "issuer") for the interim period ended **March 31, 2010**.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting of changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **January 1, 2010** and ended on **March 31, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 11, 2010**

(signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President & Chief Executive Officer


SEC MAIL
RECEIVED
PROCESSING
MAY 24 2010
WASH. D.C.
193
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 5, 2010 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2010 and 2009 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 8.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company's reportable business segments during the first quarter of 2010 are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 211,000, 22 coiled tubing units and six cementing units in Canada at March 31, 2010.
- The United States segment of the Company's business provides pressure pumping services from operating bases in Colorado, Arkansas and Pennsylvania. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado, the Uintah Basin of northeastern Utah and the Denver-Julesburg Basin centered in eastern Colorado but extending into southeast Wyoming, western Nebraska and western Kansas, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. In the fourth quarter of 2009, Calfrac commenced fracturing operations for several oil and natural gas companies in the Marcellus shale play which is located in Pennsylvania and West Virginia. At March 31, 2010, the Company deployed approximately 191,000 hydraulic horsepower and operated seven cementing units in its United States segment.
- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In the first quarter of 2010, the Company operated under the terms of eight annual contracts signed with two of Russia's largest oil and natural gas producers. At March 31, 2010, the Company operated six coiled tubing units and deployed approximately 36,000 hydraulic horsepower forming four fracturing spreads in Russia.
- The Latin America segment provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and the Chicontepec field of central Mexico. The Company also provides cementing services in the Chicontepec field. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower forming three fracturing spreads and eight cementing units at March 31, 2010.

CONSOLIDATED HIGHLIGHTS

Three Months Ended March 31,	2010	2009	Change
(000s, except per share amounts)	($)	($)	(%)
(unaudited)			
Revenue	227,123	180,388	26
Operating income [1]	38,908	27,427	42
Net income	13,636	5,528	147
Per share – basic	0.32	0.15	113
Per share – diluted	0.31	0.15	107
Funds provided by operations [1]	36,512	22,713	61
Per share – basic	0.85	0.60	42
Per share – diluted	0.84	0.60	40
EBITDA [1]	40,867	25,945	58
Per share – basic	0.95	0.69	38
Per share – diluted	0.94	0.69	36
Working capital, end of period	157,688	129,532	22
Total assets, end of period	887,520	724,648	22
Long-term debt, end of period	272,117	185,773	46
Shareholders' equity, end of period	474,718	402,537	18

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

FIRST QUARTER 2010 OVERVIEW

In the first quarter of 2010, the Company:

- achieved record quarterly revenue of $227.1 million, an increase of 26 percent from the first quarter of 2009 driven primarily by strong growth in Calfrac's Canadian operations and the contribution from the acquisition of Century Oilfield Services Inc. ("Century") in November 2009;
- reported operating income of $38.9 million versus $27.4 million in the same quarter of 2009, an increase of 42 percent, that was mainly the result of high levels of fracturing and coiled tubing activity in the unconventional natural gas and oil plays of western Canada;
- reported net income of $13.6 million or $0.32 per share compared to net income of $5.5 million or $0.15 per share in the first quarter of 2009;
- generated funds provided by operations of $36.5 million or $0.85 per share versus $22.7 million or $0.60 per share in the first quarter of 2009;
- completed the first full quarter of operations since the acquisition of Century in November 2009;
- signed eight annual contracts in Russia with two of that country's largest oil and natural gas companies; and
- increased its period-end working capital by 23 percent over December 31, 2009 to $157.7 million at March 31, 2010.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities, and are further explained as follows:

Operating income (loss) is defined as net income (loss) before depreciation, interest, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Net income	**13,636**	5,528
Add back (deduct):		
Depreciation	**19,562**	14,928
Interest, net	**6,153**	3,688
Foreign exchange (gains) losses	**(2,139)**	1,554
Loss (gain) on disposal of capital assets	**180**	(72)
Income taxes	**1,488**	1,762
Non-controlling interest	**28**	39
Operating income	**38,908**	27,427

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Cash (used in) provided by operating activities	**(74)**	13,985
Add back:		
Net change in non-cash operating assets and liabilities	**36,586**	8,728
Funds provided by operations	**36,512**	22,713

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Three Months Ended March 31,	**2010**	2009
(000s)	**($)**	($)
(unaudited)		
Net income	**13,636**	5,528
Add back:		
Depreciation	**19,562**	14,928
Interest, net	**6,153**	3,688
Income taxes	**1,488**	1,762
Non-controlling interest	**28**	39
EBITDA	**40,867**	25,945

FINANCIAL OVERVIEW – THREE MONTHS ENDED MARCH 31, 2010 VERSUS 2009

Canada

Three Months Ended March 31,	**2010**	2009	Change
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**133,631**	85,074	57
Expenses			
Operating	**89,944**	73,017	23
Selling, general and administrative (SG&A)	**4,262**	2,720	57
	94,206	75,737	24
Operating income [1]	**39,425**	9,337	322
Operating income (%)	**29.5%**	11.0%	168
Fracturing revenue per job ($)	**120,735**	83,859	44
Number of fracturing jobs	**1,021**	865	18
Coiled tubing revenue per job ($)	**32,479**	17,862	82
Number of coiled tubing jobs	**319**	545	(41)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the first quarter of 2010 was $133.6 million versus $85.1 million in the comparable three-month period of 2009. The 57 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia, an increase in oil-related fracturing in the resource plays of Saskatchewan and west central Alberta and improved pricing as the quarter progressed. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009, which added 70,000 horsepower to the Canadian equipment fleet. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta.

Operating Expenses

Operating expenses in Canada increased by 23 percent to $89.9 million during the first quarter of 2010 from $73.0 million in the same period of 2009. The increase in Canadian operating expenses was mainly due to higher overall fracturing activity levels and larger job sizes in the unconventional oil and natural gas resource plays of western Canada.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the first quarter of 2010 increased from the corresponding period in 2009 by 57 percent to $4.3 million, primarily due to an increase in personnel and related costs following the acquisition of Century in November 2009.

United States

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	56,033	68,542	(18)
Expenses			
Operating	50,051	49,163	2
SG&A	1,896	2,140	(11)
	51,947	51,303	1
Operating income [1]	4,086	17,239	(76)
Operating income (%)	7.3%	25.2%	(71)
Fracturing revenue per job ($)	54,996	105,865	(48)
Number of fracturing jobs	976	593	65
Cementing revenue per job ($)	18,122	22,256	(19)
Number of cementing jobs	130	259	(50)
Cdn$/US$ average exchange rate [2]	1.0404	1.2453	(16)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the first quarter of 2010 to $56.0 million from $68.5 million in the comparable quarter of 2009. The decrease was due primarily to the 16 percent decline in the United States dollar against the Canadian dollar, competitive pricing pressures and lower cementing activity levels. This was partially offset by higher fracturing activity levels in the Rocky Mountain region and the commencement of fracturing operations in Pennsylvania.

Operating Expenses

Operating expenses in the United States were $50.1 million for the first quarter of 2010, an increase of 2 percent from the comparative period in 2009. The increase in operating expenses was primarily due to the larger equipment fleet as a result of the acquisition of fracturing assets from Pure Energy Services Ltd. ("Pure") during the third quarter of 2009 combined with start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, unseasonably cold weather in Arkansas during January and February combined with higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the first quarter of 2010 decreased by 11 percent from the comparable period in 2009 to $1.9 million primarily due to the impact of the decline in the value of the U.S. dollar. This decrease was offset slightly by higher personnel expenses related to the Company's larger scope of operations resulting from the acquisition of Pure's fracturing assets during August 2009 and the expansion into the Marcellus basin during the fourth quarter of 2009.

Russia

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,576	14,965	17
Expenses			
Operating	15,878	10,911	46
SG&A	1,041	878	19
	16,919	11,789	44
Operating income [1]	657	3,176	(79)
Operating income (%)	3.7%	21.2%	(83)
Fracturing revenue per job ($)	82,180	75,211	9
Number of fracturing jobs	144	134	7
Coiled tubing revenue per job ($)	43,504	44,831	(3)
Number of coiled tubing jobs	132	109	21
Cdn$/rouble average exchange rate [2]	0.0349	0.0367	(5)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

[2] Source: Bank of Canada.

Revenue

During the first quarter of 2010, the Company's revenue from Russian operations increased by 17 percent to $17.6 million from $15.0 million in the corresponding three-month period of 2009. The increase in revenue was mainly due to higher coiled tubing and fracturing activity levels due to a larger equipment fleet and customer base combined with an increase in fracturing job sizes. This increase in revenue was offset partially by the impact of long periods of cold weather on equipment utilization during January and February 2010 and the depreciation of the Russian rouble by 5 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first quarter of 2010 were $15.9 million compared to $10.9 million in the corresponding period of 2009. The increase in operating expenses was primarily due to the higher revenue base, the provision of proppant for a new customer in Western Siberia and higher fuel consumption and downtime as a result of persistent cold weather in Western Siberia during the first two months of 2010, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended March 31, 2010 versus $0.9 million in the same quarter of 2009. The increase in SG&A expenses was primarily due to higher personnel expenses resulting from the Company's broader scope of operations in Western Siberia, offset partially by the depreciation of the Russian rouble.

Latin America

Three Months Ended March 31,	2010	2009	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	19,883	11,807	68
Expenses			
Operating	17,634	9,073	94
SG&A	672	423	59
	18,306	9,496	93
Operating income [1]	1,577	2,311	(32)
Operating income (%)	7.9%	19.6%	(60)
Cdn$/Mexican peso average exchange rate [2]	0.0815	0.0867	(6)
Cdn$/Argentine peso average exchange rate [2]	0.2669	0.3444	(23)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $19.9 million during the first quarter of 2010 versus $11.8 million in the comparable three-month period in 2009. For the three months ended March 31, 2010 and 2009, revenue generated through subcontractors was $5.3 million and $3.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter of 2009 and the commencement of cementing operations in Mexico during the third quarter of 2009. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar, lower fracturing activity and smaller job sizes in the Burgos field of northern Mexico, combined with smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended March 31, 2010 increased by 94 percent from the comparative period in 2009 to $17.6 million. The increase was primarily due to a broader scale of fracturing operations in Mexico combined with higher product costs related to fracturing activity in the Chicontepec region. In addition, operating expenses increased due to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009. This increase in operating expenses was partially offset by the impact of the decline in the Mexican and Argentine pesos versus the Canadian dollar.

SG&A Expenses

SG&A expenses in Latin America increased to $0.7 million from $0.4 million in the comparable quarter of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset by the impact of the depreciation of the Mexican and Argentine peso.

Corporate

Three Months Ended March 31,	2010	2009	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	1,220	779	57
SG&A	5,617	3,857	46
	6,837	4,636	47
Operating loss [1]	(6,837)	(4,636)	(47)

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the corporate headquarters who directly support the Company's global field operations. The 57 percent increase in corporate operating expenses from the first quarter of 2009 is mainly due to higher compensation expenses as a result of an increase in the number of personnel supporting the Company's operations as a result of the acquisition of Century and Pure's fracturing assets.

SG&A Expenses

For the three months ended March 31, 2010, corporate SG&A expenses increased by 46 percent from the comparable 2009 period to $5.6 million, mainly due to higher personnel expenses, an increase in stock-based compensation expenses and additional corporate personnel supporting the Company's broader scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $6.2 million for the first quarter of 2010 represented an increase of $2.5 million from $3.7 million in the comparable period of 2009. This increase was primarily due to the issuance of an additional US$100.0 million in senior unsecured notes during December 2009 and a larger drawdown on the Company's revolving term loan facility, partially offset by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation of the United States dollar.

For the three months ended March 31, 2010, depreciation expense increased by 31 percent to $19.6 million from $14.9 million in the corresponding quarter of 2009. The increase is mainly a result of a larger fleet of equipment operating in North America, the Company's 2009 acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century in November 2009, offset partially by the depreciation of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $2.1 million during the first quarter of 2010 versus a $1.6 million loss in the comparative three-month period of 2009. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The foreign exchange gain recorded in the first quarter of 2010 was primarily related to the translation of a U.S. dollar-denominated inter-company loan from a subsidiary in the United States to the parent company. As the U.S. subsidiary is translated using the current rate method, the associated foreign exchange loss is recorded in the Statement of Other Comprehensive Income.

Income Tax Expenses

The Company recorded an income tax expense of $1.5 million during the first quarter of 2010 compared to income tax expense of $1.8 million in the comparable period of 2009. The effective income tax rate for the three months ended March 31, 2010 was 10 percent versus 24 percent in the comparable quarter of 2009. The decrease in total income tax expense was primarily due to losses in the United States, offset partially by higher profitability in Canada and Mexico. The lower effective tax rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes as a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004. This is reflected in the $2.5 million drawdown of the remaining deferred credit balance in the first quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31,	2010	2009
(000s)	($)	($)
(unaudited)		
Cash (used in) provided by:		
Operating activities	(74)	13,985
Financing activities	16,297	15,000
Investing activities	(17,656)	(22,292)
Effect of exchange rate changes on cash and cash equivalents	(3,961)	2,082
(Decrease) increase in cash and cash equivalents	(5,394)	8,775

Operating Activities

The Company's cash used in operating activities for the three months ended March 31, 2010 was $0.1 million versus cash provided by operating activities of $14.0 million in 2009. The decrease was due primarily to a $27.9 million net decrease in non-cash working capital that was partially offset by a $13.8 million increase in funds provided by operations (refer to "Non-GAAP Measures" on page 8). At March 31, 2010, Calfrac's working capital was approximately $157.7 million, an increase of 23 percent from December 31, 2009. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities during the first quarter of 2010 was $16.3 million compared to $15.0 million in 2009. During the first quarter of 2010, the Company issued long-term debt for a total of $15.0 million and received proceeds of $1.8 million from the issuance of common shares.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of March 31, 2010, the Company had drawn $41.4 million on its syndicated facility, including letters of credit, leaving a further $133.6 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0 million. The Company's combined total of US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At March 31, 2010, the Company had cash and cash equivalents of $19.7 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

Investing Activities

For the three months ended March 31, 2010, Calfrac's net cash used for investing activities was $17.7 million versus $22.3 million for 2009. Capital expenditures were $14.9 million in 2010 compared to $15.9 million in 2009. Capital expenditures were primarily related to supporting the Company's fracturing operations throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction had a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first quarter of 2010 was a loss of $4.0 million versus a gain of $2.1 million during the same period of 2009. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at April 30, 2010, there were 43,047,015 common shares issued and outstanding, and 3,336,224 options to purchase common shares.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Calfrac has various contractual lease commitments related to vehicles, equipment and facilities as well as purchase obligations for products, services and capital assets.

Greek Legal Proceedings

As described in note 11 to the interim unaudited consolidated financial statements for the three months ended March 31, 2010, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amounts of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate the Company's potential financial exposure to these legal proceedings at this time.

Potential Claim

As described in note 11 to the interim unaudited consolidated financial statements for the three months ended March 31, 2010, the Company has a potential claim related to a contract, the outcome of which is not reasonably determinable at this time. The amount of the claim on an after-tax basis is estimated to be approximately $2,600.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2009, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and are referenced in note 3 to the unaudited consolidated financial statements for the three months ended March 31, 2010. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as events unfold, additional experience is gained or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the value of the Company's property and equipment.

Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans and long-term debt are designated as "other financial liabilities" and are carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$235.0 million private placement of senior unsecured notes are included in the amortized cost of the debt. These costs and the costs related to the recent renewal of the Company's credit facilities are amortized to interest expense over the term of the debt.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired and is not amortized. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding the collectability and measurement of the consideration that will be derived.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policy adopted pursuant to the CICA Handbook in 2010.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no new Canadian or United States accounting pronouncements that have been issued for the 2010 fiscal year.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) would replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting on January 1, 2011, it has developed a project plan, which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

Analysis of Differences Between IFRS and Canadian GAAP

The Company has completed its initial diagnostic phase and is currently analyzing accounting policy alternatives for the areas of greatest potential impact to the Company's consolidated financial statements or the greatest risk in terms of complexity to implement. This analysis includes assessing available exemptions under IFRS 1 *First-time Adoption of International Financial Reporting Standards* as well as any required system and process changes. The key areas where changes in accounting standards are expected to impact the Company's consolidated financial statements are described below. The standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements in future years. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The differences described below are those existing based on Canadian GAAP and IFRS at March 31, 2010. At this stage, the impact of adopting IFRS on the Company's consolidated financial statements is not reasonably determinable.

Most of the adjustments required upon transition to IFRS will be made retrospectively against opening retained earnings for the year ended December 31, 2010, which is the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Property, Plant and Equipment

International Accounting Standard (IAS) *16 Property, Plant and Equipment* requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. In addition, IAS 16 provides a choice between using a cost model and revaluation model to measure the value of property, plant and equipment after its initial recognition. The revaluation model does not exist under Canadian GAAP.

The Company is in the process of finalizing its significant components of property, plant and equipment and their respective useful lives. Depending on the number of components identified during this process and the impact of their useful lives on depreciation, the adoption of this standard may have a significant impact on the financial results of the Company.

Foreign Currency Translation

The concepts of integrated and self-sustaining foreign operations as described under Canadian GAAP do not appear in IAS 21 *The Effects of Changes in Foreign Exchange Rates*. Instead, IAS 21 focuses primarily on identifying the functional currency of the reporting entity and each of its foreign operations. An entity's functional currency is the currency of the primary economic environment in which it operates.

Operations with a functional currency different from the reporting entity are translated in a method similar to self-sustaining foreign operations under Canadian GAAP (referred to as the "current rate method" in CICA Handbook Section 1651).

The Company has determined that the functional currency of all its foreign subsidiaries is different from the parent company's. Therefore, Calfrac's foreign subsidiaries in Russia, Mexico and Argentina that are currently translated using the temporal method under Canadian GAAP will be required to translate using the current rate method beginning on January 1, 2010. The adoption of this standard may have a significant impact on the financial results of the Company, as gains and losses in translation for these foreign operations will now be deferred and included in the shareholders' equity section as accumulated other comprehensive income compared to being included in the statement of income under Canadian GAAP. The adoption of this standard is not expected to affect the foreign currency translation method of the Company's United States subsidiaries.

Impairment of Assets

Canadian GAAP uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 *Impairment of Assets* uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This could result in provisions for impairment in cases where the carrying values of assets cannot be supported on a discounted cash flow basis under IFRS, but had previously supported on an undiscounted cash flow basis under Canadian GAAP.

However, the extent of any new provisions for impairment might be partially offset by the requirements under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced or eliminated. On balance, the adoption of this standard could have a significant impact on the financial results of the Company.

Information Systems and Processes

An initial assessment of the potential impacts of adopting IFRS on the Company's information technology infrastructure is ongoing and any potential system or process issues are being analyzed concurrently with the analysis of GAAP differences. The testing and implementation of any required system or process changes are expected to be completed during the fourth quarter of 2010.

Training

Calfrac has commenced its IFRS training and expects to complete this training during the fourth quarter of 2010.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	**Mar. 31, 2010**
(000s, except per share and unit data)	($)	($)	($)	($)	($)	($)	($)	**($)**
(unaudited)								
Financial								
Revenue	94,657	151,650	172,430	180,388	104,727	133,261	173,124	**227,123**
Operating (loss) income [1]	(1,008)	27,812	25,658	27,427	4,052	16,499	23,157	**38,908**
Net (loss) income	(15,469)	11,203	7,861	5,528	(14,770)	2,842	864	**13,636**
Per share – basic	(0.41)	0.30	0.21	0.15	(0.39)	0.08	0.02	**0.32**
Per share – diluted	(0.41)	0.30	0.21	0.15	(0.39)	0.08	0.02	**0.31**
Funds provided by operations [1]	(9)	27,128	24,838	22,713	128	12,199	19,580	**36,512**
Per share – basic	–	0.72	0.66	0.60	–	0.32	0.48	**0.85**
Per share – diluted	–	0.72	0.66	0.60	–	0.32	0.48	**0.84**
EBITDA [1]	(813)	26,983	26,740	25,945	4,340	15,112	23,398	**40,867**
Per share – basic	(0.02)	0.71	0.71	0.69	0.11	0.40	0.58	**0.95**
Per share – diluted	(0.02)	0.71	0.71	0.69	0.11	0.40	0.57	**0.94**
Capital expenditures	19,341	18,414	32,233	15,857	9,862	58,212	18,245	**14,938**
Working capital (end of period)	94,056	104,700	100,575	129,532	111,864	103,331	128,243	**157,688**
Shareholders' equity (end of period)	364,068	378,890	393,476	402,537	380,515	378,972	459,932	**474,718**
Operating (end of period)								
Pumping horsepower (000s)	255	287	287	303	319	371	456	**465**
Coiled tubing units (#)	18	18	18	18	18	18	28	**28**
Cementing units (#)	17	18	18	20	20	21	21	**21**

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

OUTLOOK

The recent improvement in the global economy facilitated higher drilling and completion activity in Canada and the United States during the first quarter of 2010. Exploration and development activity in these regions remains focused on horizontal wells incorporating multi-stage fracturing technology and coiled tubing completions in unconventional oil and natural gas resource plays. This industry trend is expected to result in an increase in overall utilization levels for the pressure pumping service industry during 2010.

In Canada, the Company expects fracturing and coiled tubing activity in the Horn River shale gas play of northeast British Columbia to recommence late in the second quarter with a majority of the activity occurring in the third quarter. Calfrac is currently augmenting its infrastructure in Dawson Creek and Fort Nelson to enhance the operating efficiency and effectiveness of its fracturing and coiled tubing operations. Overall, the energy sector's ongoing focus on unconventional natural gas and oil plays is anticipated to result in high levels of pressure pumping equipment utilization in Canada throughout the remainder of the year and continue to drive the financial performance of Calfrac's Canadian operations. The renewed focus on exploiting light oil basins with new technologies is particularly encouraging. Activity in the Cardium, Viking and Bakken oil plays is expected to continue to be very robust. This industry trend has led to significantly greater commodity-based diversification for the Company's Canadian operations.

In the Fayetteville shale play of Arkansas, fracturing and cementing activity is expected to remain strong during 2010 due to high overall demand for pressure pumping services. As a result of increased pipeline infrastructure, which alleviated most of the takeaway issues in the Rocky Mountain region of Colorado, fracturing activity levels in this region are expected to continue the positive momentum throughout the remainder of the year. Calfrac diversified its operations in the United States by commencing fracturing operations in the Marcellus shale play of Pennsylvania during the fourth quarter of 2009. The Company expects that drilling and completion activity in this new play will increase significantly as the year progresses and lead to improved financial results in this market. Pricing levels in the U.S. market have recently begun to improve which is anticipated to drive improved financial results during the remainder of the year.

Calfrac signed eight annual contracts with two of Russia's largest oil and natural gas companies during the first quarter of 2010 and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet, broader customer base and fewer anticipated weather-related issues as spring arrives, the Company expects improved financial performance in this region during the remainder of 2010.

Fracturing activity levels in the Chicontepec oil and natural gas field of central Mexico are anticipated to remain strong throughout 2010. However, the Company's fracturing operations in the Burgos natural gas field of northern Mexico are anticipated to decline slightly as Pemex focuses on the development of its onshore oil-producing areas such as the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units and acidizing equipment is expected to be relatively strong during the remainder of the year. Calfrac's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Overall, demand for North American pressure pumping services in the short term is expected to continue to grow from 2009 levels and the long-term outlook for the pressure pumping industry remains positive due primarily to the diversity, magnitude and continued anticipated growth of unconventional natural gas and oil plays. The Company believes that unconventional natural gas plays will remain economic at relatively low commodity prices. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its business strategy by capitalizing on future growth opportunities while using a conservative financial approach in order to maintain a strong balance sheet and overall financial flexibility.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "could", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, future costs or potential liabilities, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers.

Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces appointment of new directors

CALGARY, May 11 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce the election at its annual general meeting held earlier today of Kevin R. Baker and Lorne A. Gartner to its board of directors.

Mr. Baker was most recently President and Chief Executive Officer of Century Oilfield Services Inc. since 2005, and brings to the Calfrac board valuable industry experience backed with over 38 years of corporate legal experience. Mr. Gartner is an independent businessman with a strong financial and banking background, who most recently held the position of managing director of Royal Bank of Canada Capital Markets.

Doug Ramsay, Calfrac's President and Chief Executive Officer, commented, "We are very pleased to be adding Kevin and Lorne to our board and expect that their skill sets and experience will serve Calfrac well and complement the strong leadership our board has provided to the company."

Mr. Baker will join Calfrac's Compensation Committee and Corporate Governance Committee. Mr. Gartner will join Calfrac's Audit Committee and Health, Safety & Environment Committee.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:05e 11-MAY-10

Calfrac Well Services Ltd.

Annual General Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

May 11, 2010

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote	Votes For (%)	Votes Withheld (%)
1.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed:			
(a)	Ronald P. Mathison	Carried	96.21	3.79
(b)	Douglas R. Ramsay	Carried	99.76	0.24
(c)	Fernando Aguilar	Carried	99.87	0.13
(d)	Kevin R. Baker	Carried	99.55	0.45
(e)	James S. Blair	Carried	97.45	2.55
(f)	Gregory S. Fletcher	Carried	99.76	0.24
(g)	Lorne A. Gartner	Carried	99.90	0.10
(g)	R. Timothy Swinton	Carried	99.70	0.30
2.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	Carried	99.76	0.24